

WHO ARE YOU INVESTING IN?

Annual Report 2002

DIEBOLD®

YOU ARE INVESTING IN A GLOBAL TECHNOLOGY LEADER

A leader in providing financial self-service, voting and security solutions. A leader in developing and integrating hardware, software and services. A leader in leveraging our core strengths to find new growth opportunities. A leader with a global footprint and a worldwide presence. A leader that is committed to executing our strategy, delivering on our goals and building value for our shareholders.

This is exactly who you are investing in. This is Diebold today.


SELF-SERVICE

MOST PEOPLE KNOW US FOR OUR ATM HARDWARE. BUT TODAY, SOFTWARE AND SERVICES REPRESENT NEARLY HALF OF OUR BUSINESS.

The same strategy drives the continual development and growth of our multivendor service offerings. Today, we offer a solution to fit every customer's individual needs – from consulting and initial design, through implementation and ongoing maintenance, all the way to complete outsourcing. Our global service team, more than 4,000 strong and operating in some 600 locations around the world, delivers value to customers with the level and quality of support they need to improve their competitiveness.


WE ARE

More than 140 years ago, Diebold went into business making strong, reliable safes. Today, we remain a leader in providing electronic and physical security products, backed by services and support for financial institutions as well as for government, industrial and commercial markets. In fact, we're particularly proud to be providing the security systems for the renovated National Archives building, which houses such national treasures as the Declaration of Independence and the U.S. Constitution and Bill of Rights.

As a security-based company providing high-tech, integrated systems, software and services, we're making sure other self-service applications

SECURITY

MOST PEOPLE KNOW US FOR OUR FINANCIAL SECURITY SOLUTIONS. BUT TODAY, WE'RE ALSO A LEADER IN OTHER AREAS WHERE SECURITY IS ESSENTIAL.

RESS, JULY 4, 1776.

he thirteen united States of Americ

are just as safe and reliable. Among the more important such applications are voting systems. During 2002, our Diebold Election Systems subsidiary broke new ground by winning contracts for and delivering more than 27000 electronic touch-screen voting stations in Georgia and Maryland alone. The Election Day results? Our customers won by a landslide, with our voting systems delivering smooth, secure performance.

Based on these results, our election systems business continues to gain momentum. Most recently, Diebold was selected to provide some 10,000 touch-screen voting systems for about 1,600 polling locations in San Diego County, Calif.


WE ARE

Global companies don't just sell their products and services in international markets; they're part of them. With half of our 13,000 associates living and working outside the United States, it is clear that we are committed to success in major geographic regions throughout the world. As evidence, we grew faster than the self-service markets in Europe, Asia-Pacific and South America, as well as in North America, during 2002.

Among the reasons for this success is our ability to tailor products to meet the demands and needs of local customers. In Asia-Pacific,







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WE ARE

Thinking outside the box: It's our strategy for success amid the continuing changes in the self-service industry.

Customers today want greater flexibility and efficiency when it comes to operating and upgrading their ATM networks. Diebold is at the vanguard of providing it. While we continue to enhance our ATM hardware products, we're also moving toward an open network architecture that enables our software platform to operate with the hardware offered by other suppliers. All this creates greater choices for customers and greater opportunities for us.


EXPERIENCED

MOST PEOPLE KNOW ABOUT OUR PROUD HISTORY IN THE UNITED STATES. BUT TODAY, HALF OF OUR ASSOCIATES ARE MAKING HISTORY FOR US IN OTHER COUNTRIES AS WE CONTINUE TO GROW OUR GLOBAL BUSINESS.

for example, we have launched advanced-function ATMs that not only dispense cash, but accept, sort and recycle it, too. This functionality has earned new orders from such institutions as China's Bank of Communications, China Construction Bank and the Agricultural Bank of China.

Our service organization is also contributing to our global success. From acquiring a multivendor service company in Italy to securing a major new managed services contract in Australia, our global services team continues to grow and set us apart from the competition.



WE ARE DEPENDABLE

WALDEN W. O'DELL
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

GREGORY T. GESWEIN
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

WESLEY B. VANCE
CHIEF OPERATING OFFICER

Fellow Diebold Shareholders:

"Who, or what, am I really investing in?" People all over the world have been asking that question often during the past three years, the most uncertain period for investors in recent memory. Time and again, we've seen what happens when companies lose sight of the answer. At the same time, we've witnessed what the best companies are really made of during the most challenging of times.

In last year's annual report, we talked about what Diebold is made of when we debuted our brand commitment – *We won't rest* – and outlined our relentless drive for success in order to build value for our shareholders and associates.

Our results during the past year demonstrate that we're keeping this commitment. Despite a difficult economic environment, we substantially outperformed our competition and the overall markets in which we do business. We delivered sustainable, superior results. And we did so by executing the strategic initiatives that we have consistently communicated to you:

- We grew our financial self-service revenue faster than our competitors globally, and we did so while maintaining our operating margins for that business at approximately 14 percent. This is especially noteworthy given the increasingly competitive environment we face.
- We leveraged our core competency in self-service technology and integrated a strategic acquisition to achieve success in an important new business – electronic voting systems.
- We continued to expand our services and software offerings; they now represent nearly half of our revenue.
- We expanded our security business, which grew more than 30 percent in 2002, by effectively integrating the Mosler asset acquisition, obtaining new customers and successfully penetrating new markets.
- We continued to streamline our internal processes by implementing new technology and training our associates on continuous improvement techniques.

With these successes, Diebold has been able to add value for our shareholders while rapidly becoming a global leader in providing integrated technology solutions that enable our customers to maximize their self-service capabilities. In fact, for the three-year period ended 2002, we generated an 86 percent total return, including dividends, which significantly outperformed the S&P 500 in each of those years. In addition to providing a positive return for our shareholders in each of the three years, 2002 marked our 49th consecutive year of dividend increases.

That's why this year's annual report addresses the question, "Who Are You Investing In?" It is designed to communicate what Diebold is today and what we are driving to be tomorrow. It reflects our continuing evolution from a hardware manufacturer to a solutions provider, and from a U.S. company to a global one.

Just as importantly, it underscores our commitment to providing shareholders with clear information regarding our goals, our strategy, our operations and our progress. Today's environment demands that companies not just deliver performance, but provide a higher level of transparency as to how they achieved that performance. It's a challenge we welcome, and it's one we are committed to meeting.

OUR GROWTH STRATEGY

As we have often stated, our growth strategy begins with our vision: *We won't rest until we measurably improve the extent to which our customers' customers are delighted with our self-service and security solutions; and we measurably improve the effectiveness and profitability of our customers' business.*

The road to achieving this vision is filled with opportunities for Diebold – opportunities to provide flexible, best-in-class solutions, including hardware, software and services. This is particularly important as the industry continues to migrate toward an open standards model in which customers can mix and match components from different suppliers to select only those that provide the best value.

We have many opportunities to broaden our service offerings by creating new state-of-the-art solutions and by expanding into new geographic locations. For example, during 2002 we acquired Sersi Italia, a company specializing in multivendor customer service and closed-circuit television monitoring of automated teller machines (ATMs) for banks and post offices throughout Italy.

BUILDING OUR CORE BUSINESS

Our core financial self-service business remains our top priority, and we still have plenty of room to grow.

Our plan to expand our market leadership is based on changing industry dynamics and evolving customer needs. Early on, we recognized the potential that ATMs offer as key points of customer contact and important marketing and distribution channels for financial institutions. We understood that the value was not just in the hardware, but in the software that enables customization and innovation within the network. We also saw that customers needed a broader range of value-added services to help them manage those networks more efficiently.

Integrated solutions, based on our hardware, software and services, are driving our growth in this core business. These solutions also are expanding our leadership in security systems, another important contributor to our growth during 2002.

Diebold's leadership in security dates back to 1859, when the company was founded. Today, of course, the functionality and sophistication of our security offerings go way beyond safes and vaults. But the underlying premise is the same, and the need to protect employees, customers and assets is as strong as ever. This is why we apply our core security expertise across all of our business lines.

The purchase of certain assets of Mosler, Inc., a long-time competitor, set the stage for our success in this segment of the business last year. It enabled us to broaden our offerings and strengthen our presence in key markets, including the government and retail sectors.

The relatively small investment played a key role in helping to grow security revenue by $102 million in 2002. Just as importantly, we demonstrated how effectively we integrate acquisitions. This is an important element of our overall growth strategy – our ability to add a capability within our core area of expertise and provide it with a stronger business platform and the necessary financial resources, so that the sum is truly greater than the individual parts.

CAPITALIZING ON NEW OPPORTUNITIES

Our success in another key business – electronic voting systems – also illustrates this key capability at work. We completed the acquisition of Global Election Systems, now known as Diebold Election Systems, in early 2002. Over the course of the year, the unit cemented its position as an industry leader in North America, with major new contracts in Maryland, Georgia and many other locations. More than 30,000 of our state-of-the-art voting systems were at work on Election Day in November 2002, performing to the highest standards of accuracy, security and efficiency.

Diebold Election Systems contributed more than $110 million in revenue during its first year, far exceeding our initial goal of $60 million and moving Diebold from third place to market leader in the electronic voting industry. We remain very excited about the tremendous potential in the voting industry.

IMPROVING OUR PROCESSES

In recent years, we have globalized and standardized key aspects of our operations, including product development and engineering; manufacturing and quality; and procurement. This past year, we initiated new forums and feedback mechanisms to help us further integrate customer input into our decision-making processes. We also rolled out several major internal initiatives designed to enable associates to identify and implement best practices, and to standardize and improve such processes as order entry, inventory management, billing and purchasing.

Today, with increasing economic and competitive pressures, our customers face their greatest challenges. Our focus remains on understanding their challenges and opportunities. We know it's the only way we can stay flexible and responsive to their needs.

That is why we continually strive to improve the way we do business. Our goal is to work faster, better and smarter in order to truly differentiate Diebold from the competition.

MOVING FORWARD

Diebold faces the future with confidence even though it remains difficult to predict what lies ahead for the economy and financial markets. However, we continue to target long-term revenue growth in the 8 to 10 percent range, and we continue to target long-term earnings growth of 10 percent or more.

We base our confidence on Diebold's clear strategy and vision: achieving market leadership in our core business; leveraging our core competencies to create new growth opportunities; and becoming a faster, more efficient and flexible company. We also base it on our demonstrated success in achieving sustainable, superior performance as we execute our strategy, integrate new capabilities and progress toward our vision.

In summary, *this* is who you are investing in: We know where we are headed, we know what we do best, and how we are going to build value for our shareholders and associates. And we won't rest until we accomplish what we have set out to do. *This* is who we are.

Sincerely,



Walden W. O'Dell
Chairman, President and Chief Executive Officer




AND WHAT ARE WE
INVESTING IN?

JENNY BROWN
DOCUMENTATION SERVICES
FROM THE UNITED STATES


TERRY RILEY
SENIOR PRODUCT MANAGER
FROM ENGLAND

"We are working
to anticipate our customers
and ensure that we have the r
solutions available to meet th
needs at any critical moment.

By being true partners with our customers, we help them grow their businesses and gain efficiencies, which in turn contributes to our success and leadership."

GROWING OUR CORE BUSINESS

Our goal is really very simple: to become a leader in every major market we serve. In financial self-service we're already there in North America and Latin America, and we're gaining in other areas. For example, revenue in Asia-Pacific rose by more than 25% in 2002. A key part of the strategy is to capture more of the rapidly growing market for ATM-related services. Outsourcing, through which we take on the responsibility of managing and maintaining customers' ATM networks, is one way we are achieving this goal. We have been awarded outsourcing contracts on three continents, and we're sure to win more as our customers realize the benefits of this approach. Leveraging our expertise in security systems and service is also a priority. Our purchase of certain assets of Mosler paid significant dividends in 2002, enabling us to grow revenue by more than $100 million and expand outside the financial sector into the retail and government markets.

LEVERAGING OUR CORE COMPETENCIES

The sweet smell of success: more than $110 million of incremental revenue in its first year. The tremendous success of a smart acquisition, Global Election Systems, now known as Diebold Election Systems, reflects the fruits of our disciplined growth strategy. Our approach is simple: focus on finding new opportunities that leverage our core strengths in the self-service market and integrate them quickly. Spurred by governmental and voter demands for reform, the U.S. election market is expected to reach more than $1 billion over the next three years. It's an opportunity we're poised to capture, not only by offering the best touch-screen voting stations but also by providing the software, services and training that support our systems.

2003 revenue growth goals



financial self-service	2 – 5%
security	10 – 20%
voting	15 – 30%

BUILDING OUR BRAND

We won't rest is more than just the foundation for our new advertising campaign; it's how we define our company, our people and our approach to doing business. In other words, it *is* our brand. And we're focused intensely on building that brand among all of our customers, potential customers, partners, suppliers and associates all over the world. How? By working in every way possible to measurably improve our self-service and security solutions for our customers and for their customers. It's why we're constantly asking customers for feedback on how we can continue to improve our products, services and processes. Far more than just a slogan, *We won't rest* is an essential element of our growth strategy.

EMERGING TECHNOLOGIES

We're investing in new technologies to strengthen and build our core business, from helping to advance new security standards for the electronic payments industry, to developing open ATM software standards that enhance the ability of financial institutions to customize applications across their networks. But we're also prudently exploring areas that complement our existing technological strengths and expertise. For example, new technologies such as digital video surveillance and biometrics may offer solutions to address heightened concerns about security. We continue to pay close attention to these and other technologies to provide the most advanced solutions to our customers.


people
technology
we won't rest
customer satisfaction
service
innovation



"*We won't rest* until we are a symbol of excellence and leadership to each of our customers in every region of the world.

To us, *we won't rest* is a commitment to our customers, our suppliers, our shareholders and to ourselves."

CLAYTON CARVALHO
GENERAL MANAGER, SERVICES
FROM BRAZIL

MARIKA ANDERSSON
SALES AND MARKETING SUPPORT SPECIALIST
FROM SWEDEN

TRANSFORMING OUR PROCESSES

Italian or Indonesian, Polish or Portuguese. In any language, we're listening. Global customer satisfaction surveys help us benchmark our performance around the world. It's part of our ongoing, comprehensive effort to make Diebold better, smarter, faster – and easier to do business with.

We're also improving how we work with one another. A case in point is the Diebold Business Improvement System, which empowers all associates to measure and improve productivity by identifying, determining and implementing best practices. More than 6,000 associates have already been trained. Other initiatives include the global implementation of a common information technology system to standardize and improve work practices and functions, including order entry, inventory management, billing and purchasing. These initiatives build on the successes we've already realized in improving operations: creating global teams for product development and engineering, manufacturing and quality, and purchasing to more effectively leverage our size and scale.

continuous improvement


empowerment
and
action
assessment
and
balance
freedom
and
creativity
care
and
magnification



NAT RAMACHANDRAN
SENIOR PRINCIPAL ENGINEER
FROM INDIA

"In engineering, improving our processes helps us work faster and smarter. We are able to better everage our knowledge base so that everyone benefits, leading us to shorten our product development cycle."

Enhancing Access

One card is all that's needed to verify identification, purchase meals, borrow books from the library, enter a dorm room and use the ATM. Our campus card systems enable easier access for students and professors at scores of colleges across the United States. But our drive to ensure that the benefits and advantages of self-service technology are realized by all doesn't stop there. We're also continuing to pioneer access to ATMs for the visually impaired. Another first: Our electronic touch-screen voting systems enabled the blind or visually impaired to vote privately for the first time in last November's elections. Diebold remains the only company to build this voice guidance technology into every touch-screen voting terminal it sells, ensuring universal access for the visually impaired.

TABLE OF CONTENTS

Financial Highlights

Diebold, Incorporated and Subsidiaries

(In thousands except ratios, employees, shareholders and per share amounts)

Years Ended December 31	2002	2001	% Change
Net sales	$1,940,163	$1,760,297	10.2
Operating profit	$ 241,169	$ 138,909	73.6
Income before taxes	$ 218,551	$ 99,839	118.9
Net income (GAAP)	$ 99,154	$ 66,893	48.2
COLI settlement charge, net of tax (Note B)	$ 26,494	$ –	–
Cumulative effect of a change in accounting principle, net of tax (Note B)	$ 33,147	$ –	–
Realignment and other charges, net of tax (Note B)	$ –	$ 73,628	–
Net income (non-GAAP)	$ 158,795	$ 140,521	13.0
Basic weighted-average shares outstanding	71,984	71,524	–
Diluted weighted-average shares outstanding	72,297	71,783	–
Diluted earnings per share (GAAP)	$ 1.37	$ 0.93	47.3
COLI settlement charge per share, net of tax (Note B)	$ 0.37	$ –	–
Cumulative effect of a change in accounting principle per share, net of tax (Note B)	$ 0.46	$ –	–
Realignment and other charges per share, net of tax (Note B)	$ –	$ 1.03	–
Diluted earnings per share (non-GAAP)	$ 2.20	$ 1.96	12.2
Capital expenditures	$ 50,338	$ 65,484	(23.1)
Research, development and engineering	$ 63,887	$ 64,245	(0.6)
Depreciation	$ 42,124	$ 45,453	(7.3)
Pretax profit as a percentage of net sales	11.3%	5.7%	–
Net cash provided by operating activities	$ 163,501	$ 151,184	8.1
Shareholders' equity	$ 940,823	$ 903,110	4.2
Shareholders' equity per share	$ 13.05	$ 12.66	3.1
Return on average shareholders' equity	10.8%	7.3%	–
Cash dividends paid:			
Total	$ 47,528	$ 45,774	3.8
Per share	$ 0.66	$ 0.64	3.1
Number of employees	13,072	12,674	3.1
Number of shareholders (Note A)	72,309	82,001	(11.8)

Note A – Includes an estimated number of shareholders who have shares held for their accounts by banks, brokers, trustees for benefit plans and the agent for the dividend reinvestment plan.

Note B – See the MD&A section and Note 8 for a description of individual realignment and other charges, the MD&A section and Note 14 for a description of the COLI settlement, and Note 1 for a description of the cumulative effect of a change in accounting principle.

Management's Discussion and Analysis of Financial Condition and Results of Operations

[Dollars in thousands]

Management's Analysis of Results of Operations

[The table below presents the changes in comparative financial data from 2000 to 2002. Comments on significant year-to-year fluctuations follow the table.]

	2002			2001			2000	
	Amount	Percentage of Net Sales	Percentage Increase (Decrease)	Amount	Percentage of Net Sales	Percentage Increase (Decrease)	Amount	Percentage of Net Sales
Net sales								
Products	$ 993,031	51.2	7.7	$ 922,346	52.4	(4.7)	$ 967,706	55.5
Services	947,132	48.8	13.0	837,951	47.6	8.0	775,902	44.5
	1,940,163	100.0	10.2	1,760,297	100.0	1.0	1,743,608	100.0
Cost of sales								
Products	664,523	66.9	12.5	590,740	64.0	(2.9)	608,363	62.9
Special charges	–	–	–	31,404	–	–	–	–
Services	681,002	71.9	12.1	607,326	72.5	7.6	564,205	72.7
	1,345,525	69.4	9.4	1,229,470	69.8	4.9	1,172,568	67.2
Gross profit	594,638	30.6	12.0	530,827	30.2	(7.0)	571,040	32.8
Selling and administrative expense	289,582	14.9	1.5	285,404	16.2	1.4	281,408	16.1
Research, development and engineering expense	63,887	3.3	(0.6)	64,245	3.6	5.9	60,677	3.5
Realignment charges	–	–	–	42,269	2.4	–	–	–
	353,469	18.2	(9.8)	391,918	22.3	14.6	342,085	19.6
Operating profit	241,169	12.4	73.6	138,909	7.9	(39.3)	228,955	13.1
Other income (expense) net	(16,964)	(0.9)	(50.4)	(34,173)	(1.9)	58.5	(21,558)	(1.2)
Minority interest	(5,654)	(0.3)	15.5	(4,897)	(0.3)	61.1	(3,040)	(0.2)
Income before taxes	218,551	11.3	118.9	99,839	5.7	(51.1)	204,357	11.7
Taxes on income	86,250	4.4	161.8	32,946	1.9	(51.1)	67,438	3.9
Income before cumulative effect of a change in accounting principle	132,301	6.8	97.8	66,893	3.8	(51.1)	136,919	7.9
Cumulative effect of a change in accounting principle, net of tax	33,147	1.7	–	–	–	–	–	–
Net income	$ 99,154	5.1	48.2	$ 66,893	3.8	(51.1)	$ 136,919	7.9

NET SALES

Total Revenue by Product and Service Solutions

	2002	2001	2000
Financial self-service:			
Products	$ 685,921	$ 757,827	$ 688,876
Services	706,964	647,622	591,944
Total financial self-service	1,392,885	1,405,449	1,280,820
Security:			
Products	202,385	150,694	146,766
Services	233,889	183,295	169,871
Total security	436,274	333,989	316,637
Total financial self-service & security	1,829,159	1,739,438	1,597,457
Voting solutions	111,004	2,131	106,535
Total excluding MedSelect & InnoVentry	1,940,163	1,741,569	1,703,992
MedSelect and InnoVentry	–	18,728	39,616
Total Revenue	$1,940,163	$1,760,297	$1,743,608

Net sales for 2002 totaled $1,940,163 and were $179,866 or 10.2 percent higher than net sales for 2001 and $196,555 or 11.3 percent higher than net sales for 2000. The increase in net sales over 2001 resulted primarily from growth in the U.S. voting business resulting from the 2002 Global Election Systems, Inc., now known as Diebold Election Systems, Inc. (DESI), acquisition. The remaining increase was due to growth in the security business, which was partially offset by a negative foreign currency exchange impact primarily from the devaluation of the Brazilian real and 2001 non-recurring revenue related to the InnoVentry and MedSelect businesses. InnoVentry was engaged in the development and deployment of self-service check cashing technology. MedSelect, a wholly owned subsidiary, was a supplier of inventory control solutions to the medical industry.

Total financial self-service revenue decreased by $12,564 or 0.9 percent from 2001 and was $112,065 or 8.7 percent higher than 2000. Total security revenue in the current year increased by $102,285 or 30.6 percent versus the prior year and $119,637 or 37.8 percent versus 2000 primarily due to strategic growth in the financial market.

Geographic Revenue Summary

	2002	2001	2000
The Americas:			
Financial self-service solutions	$ 973,370	$ 985,279	$ 945,058
Security solutions	433,000	331,557	316,001
Voting solutions	111,004	2,131	106,535
MedSelect and InnoVentry	–	18,728	39,616
	1,517,374	1,337,695	1,407,210
Asia-Pacific:			
Financial self-service solutions	137,897	108,407	94,112
Security solutions	2,959	2,273	2,554
	140,856	110,680	96,666
Europe, Middle East and Africa:			
Financial self-service solutions	281,618	311,763	239,458
Security solutions	315	159	274
	281,933	311,922	239,732
Total Revenue	$1,940,163	$1,760,297	$1,743,608

Revenue for the Americas in 2002 increased by $179,679 or 13.4 percent and $110,164 or 7.8 percent compared to 2001 and 2000, respectively. The majority of the increase pertains to growth in the U.S. voting business resulting from the 2002 DESI acquisition and increased market share in the security segment. In 2002, revenue for Asia-Pacific increased by $30,176 or 27.3 percent and $44,190 or 45.7 percent compared to 2001 and 2000, respectively, primarily due to increased overall growth in the region as well as increased market share. Revenue for Europe, Middle East and Africa (EMEA) decreased by $29,989 or 9.6 percent compared to 2001 and increased $42,201 or 17.6 percent compared to 2000. Included in 2001 revenue for EMEA was non-recurring euro conversion revenue of $20,325. The overall decrease in EMEA revenue year over year is primarily due to a challenging economic environment and increased competitive pressures.

OPERATING SEGMENT REVENUE AND OPERATING PROFIT

	DNA	DI	Voting & Other*	Total
2002 Information by Segment				
Customer revenues	$1,124,681	$704,277	$111,205	$1,940,163
Operating profit (loss)	192,519	65,911	(17,261)	241,169
2001 Information by Segment				
Customer revenues	$1,008,500	$740,669	$11,128	$1,760,297
Realignment, special and other charges			89,893	89,893
Operating profit (loss)	156,377	68,217	(85,685)	138,909
2000 Information by Segment				
Customer revenues	$1,000,748	$729,878	$ 12,982	$1,743,608
Operating profit (loss)	185,754	67,150	(23,949)	228,955

*Voting revenue for 2000 of $106, 535 was related to the Brazilian operations and was included in the results for DI.

Diebold North America (DNA) revenue in 2002 increased $116,181 or 11.5 percent and $123,933 or 12.4 percent over 2001 and 2000, respectively. The increase in revenue was due to increased service revenue from gains in market share. Diebold International (DI) revenue in 2002 decreased by $36,392 or 4.9 percent and $25,601 or 3.5 percent over 2001 and 2000, respectively. The decrease was primarily attributable to non-recurring 2001 euro conversion revenue in EMEA as well as the devaluation of the Brazilian real year over year, partially offset by an increase in strong Asia-Pacific revenue growth. Voting and Other revenue increased by $100,077 or 899.3 percent and $98,223 or 756.6 percent over 2001 and 2000, respectively. The increase was due to the growth in the U.S. voting business resulting from the 2002 acquisition of DESI. In addition to voting, the Voting and Other segment represents corporate administration costs during 2002. In 2001 and 2000, in addition to corporate administration, the Voting and Other segment represented several smaller sales channels such as MedSelect.

DNA operating profit in 2002 increased $36,142 or 23.1 percent and $6,765 or 3.6 percent over 2001 and 2000, respectively. The increase was primarily due to efficiencies gained from various internal initiatives. DI operating profit in 2002 decreased $2,306 or 3.4 percent and $1,239 or 1.8 percent over 2001 and 2000, respectively. The decrease was primarily due to the devaluation of the Brazilian real and the negative impact to EMEA from a weak economic environment and non-recurring euro conversion revenues in 2001.

The significant 2001 operating loss in the Voting and Other segment was due to special charges and realignment expense of $89,893.

Gross Profit Gross profit for 2002 totaled $594,638 and was $63,811 or 12.0 percent higher than gross profit for 2001 and $23,598 or 4.1 percent higher than gross profit for 2000. Prior year gross profit of $530,827 was negatively impacted by special charges of $31,404.

Current year product gross margin was 33.1 percent compared to 36.0 percent in the prior year. The decrease in total product gross margin was due to a change in product mix, with higher security and voting sales in the current year, which carry lower gross margins. Service gross margin in the current year increased to 28.1 percent compared to 27.5 percent in the prior year. This improvement in service gross margin was realized on a global basis.

Operating Expenses Total operating expenses were 18.2 percent, down from 22.3 percent and 19.6 percent in 2001 and 2000, respectively. Prior year operating expense was negatively impacted by the effect of realignment, MedSelect and other charges of $58,490. The net decrease in operating expense as a percentage of revenue was primarily due to efficiencies gained from various internal initiatives.

Other Income (Expense) Investment income in 2002 increased $15,414 or 200.2 percent over 2001 and decreased $10,527 or 57.7 percent over 2000. Prior year investment expense included the effect of the InnoVentry write-off of $20,000. Year over year, investment income has been negatively affected by lower interest rates and a lower investment portfolio.

Interest expense in 2002 increased $14,011 or 110.6 percent and $8,998 or 50.9 percent over 2001 and 2000, respectively. The increase over 2001 was primarily the result of a $14,972 interest expense charge, which resulted from the settlement in 2002 of the dispute with the IRS regarding the deductibility of interest on debt related to the company-owned life insurance (COLI). See Note 14 for further details of the COLI settlement. The decrease in interest rates during 2002 and 2001 favorably affected interest expense year over year.

Miscellaneous, net changed by $15,806 or 114.5 percent and $24,119 or 109.0 percent over 2001 and 2000, respectively. The majority of the change was due to goodwill amortization. Goodwill amortization expense was zero for 2002 as the company adopted Statement of Financial Accounting Standards (SFAS) No. 142. Goodwill amortization expense was $15,354 and $15,978 in 2001 and 2000, respectively.

Net Income Net income for 2002 was $99,154 and increased $32,261 or 48.2 percent over net income for 2001 and decreased

$37,765 or 27.6 percent over net income for 2000. Included in net income for 2002 was the impact of the goodwill write-off of $33,147, net of tax, which was recorded as a cumulative effect of a change in accounting principle and the effect of the COLI settlement of $26,494, net of tax. Included in net income for 2001 was the impact of the corporate-wide realignment program including other charges of $73,628, net of tax.

The effective tax rate was 39.5 percent in 2002 as compared with 33.0 percent in 2001 and 2000. The increased tax rate in 2002 was a direct result of the COLI settlement, which represented 7.5 percent of the 2002 effective tax rate. The details of the reconciliation between the U.S. statutory rate and the company's effective tax rate are included in Note 14 of the 2002 Consolidated Financial Statements.

ACQUISITIONS/DIVESTITURES

On September 30, 2002, the company finalized the asset sale of 1,200 cash dispensers that it owned and operated to Cardtronics. The agreement included the sale of hardware and related replacement contracts. The sale resulted in a gain of $1,023, net of tax or approximately $0.01 per share.

On July 15, 2002, the company announced the acquisition of Sersi Italia, a company specializing in multivendor customer service and closed-circuit television monitoring of automated teller machines (ATMs) for banks and post offices throughout Italy. The purchase price was $2,000 and was paid in cash in July 2002. Goodwill and other intangibles acquired in the transaction amounted to $2,092. The results of the acquisition, which were included in the 2002 year-end Consolidated Financial Statements, were not material.

On January 22, 2002, the company announced the acquisition of Global Election Systems, Inc. (GES), now known as Diebold Election Systems, Inc. (DESI), a manufacturer and supplier of electronic voting terminals and solutions. GES was acquired with a combination of cash and stock for a total purchase price of $24,667. A cash payment of $4,845 was made in January 2002 with the remaining purchase price being paid with company stock valued at $19,822. Goodwill and other intangibles acquired in the transaction amounted to $41,029. DESI reported revenue of $111,004 for the year ended December 31, 2002. The acquisition was accretive to earnings per share and operating profit.

On October 25, 2001, the company acquired select properties and operations of Mosler Inc. (Mosler) in the United States and Canada, including the physical and electronic security assets, currency processing equipment, certain service and support activities, and related properties. The acquisition was completed for approximately $33,382 including legal and professional fees. Goodwill acquired in the transaction amounted to $14,351. The results of the acquisition, which were included in the 2001 year-end Consolidated Financial Statements, were not material.

On April 17, 2000, the company announced the completion of its acquisition of the financial self-service assets and related development activities of European-based Groupe Bull and Getronics NV. The businesses acquired include ATMs, cash dispensers, other self-service terminals and related services primarily for the global banking industry. The acquisition was completed for approximately $147,600. Goodwill that was acquired in the transaction amounted to $141,641 and was being amortized over a 20-year life. The reported revenue from the acquisition was $148,785 for the period of April 17, 2000 through December 31, 2000.

All of the acquisitions mentioned above have been accounted for as purchase business combinations, which means the purchase prices have been allocated to assets acquired and liabilities assumed, and they are based upon their respective fair values, and the excesses have been allocated to goodwill. Effective January 1, 2002, the company no longer amortizes goodwill or other intangibles with indefinite lives due to the adoption of SFAS No. 142, which requires such assets to be analyzed periodically for impairment.

REALIGNMENT, SPECIAL AND OTHER CHARGES

During 2001, the company recognized a pretax charge of $109,893 ($73,628 after tax or $1.03 per diluted share) for expenses related to a corporate-wide realignment program, as well as other charges. Components of the charge were as follows: a special charge of $31,404 against inventory related to discontinued products that resulted from a rebalancing of the company's global manufacturing strategy; realignment charges of $42,269 resulting from staff reductions, the closing of various facilities, the exiting of certain product lines, including the sale of MedSelect and actions taken to further integrate the company's European operations; $29,861 in losses incurred in the write-off of the InnoVentry investment and related receivables; and $6,360 in other charges, which are included in selling and administrative expense.

The following are explanations of the realignment, special and other charges described above:

During 2001, staff reductions resulted in 856 involuntary employee terminations and a voluntary early retirement program involving 153 participants. Severance and other employee costs charged to expense in 2001 in connection with the program amounted to $13,987 with an additional $7,546 of expense being recognized for the enhanced early retirement benefits. As of December 31, 2002, 912 positions were eliminated with the remaining staff reductions to take place during 2003.

The loss incurred in connection with the closing of facilities amounted to $5,346, while the costs associated with the exit of certain product lines including the sale of MedSelect amounted to $10,354 in 2001. MedSelect, a wholly owned subsidiary, was a supplier of inventory control solutions to the medical industry. The assets of the subsidiary were sold in July 2001 and ancillary product lines were sold in September 2001 to Medecorx, Inc.

During 2001, losses incurred due to the write-off of the InnoVentry investment amounted to $20,000, which is reflected in investment expense. InnoVentry engaged in the development and deployment of self-service check cashing technology. Due to a depletion of its capital resources, InnoVentry ceased operations in the third quarter of 2001. This prompted the company to write off its investment as well as certain receivables amounting to $9,861, which were charged to selling and administrative expense. The remainder of the other charges totaling $6,360 were principally related to costs associated with bad debt write-offs, loss contingencies and other miscellaneous charges and were included in selling and administrative expense.

Approximately $82,769 of the $109,893 realignment, special and other charges incurred in 2001 were noncash items. Realignment expense of $697 and $5,450 remained accrued as of December 31, 2002 and 2001, respectively. The remainder of the accrual will be used early in 2003.

The following table shows the realignment charge and accrual and related activity:

	Employee Costs	Asset Write-Down and Facility Closing	Other	Total
Beginning accrual at commencement of plan	$13,052	$12,072	$ 2,000	$ 27,124
2001 Activity	(7,602)	(12,072)	(2,000)	(21,674)
Balance, December 31, 2001	5,450	–	–	5,450
2002 Activity	(4,753)	–	–	(4,753)
Balance, December 31, 2002	$ 697	–	–	$ 697
Noncash Realignment & Special Charges Charged to Expense				
2001 Activity	$ 8,481	$40,067	$34,221	$ 82,769
Total Realignment & Special Charges				
2001 Activity	$21,533	$52,139	$36,221	$109,893

MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION

The company's financial position provides it with sufficient resources to meet projected future capital expenditures, dividend and working capital requirements. However, if the need were to arise, the company's strong financial position should ensure the availability of adequate additional financial resources.

Cash and Cash Equivalents Cash and cash equivalents increased by $81,678 or 110.7 percent due to an increase in net cash provided by operating activities, a reduction of capital expenditure levels, a reduction in payments for acquisitions (net of cash acquired), and a reduction of purchases of investments.

Short-term Investments Short-term investments decreased by $43,992 or 84.8 percent primarily due to certain municipal bonds maturing during 2002. The majority of the proceeds were used to pay down notes payable.

Trade Receivables Trade receivables less allowances increased by $16,297 or 4.2 percent primarily due to trade accounts receivable associated with DESI.

Inventories While inventory levels remained relatively consistent at $236,614 and $235,923 as of December 31, 2002 and 2001, respectively, inventory turns improved to 5.7 in 2002 from 5.2 in 2001. Additionally, 2002 inventory levels included inventory related to DESI, which has longer lead times than the financial self-service and security solutions markets.

Other Current Assets Other current assets decreased by $41,206 or 36.9 percent over 2001. The decrease was primarily due to a decrease in the cash inventory maintained for the 1,200 owner-operated retail ATM cash dispensers, which were sold to Cardtronics during 2002, and a decrease in short-term finance receivables. Short-term finance receivables decreased due to the securitization of certain finance receivables that occurred during the first quarter of 2002.

Property, Plant and Equipment Total property, plant and equipment, net of accumulated depreciation, increased by $29,435 or 15.5 percent primarily due to the purchase of an Oracle global information technology platform during 2002.

Goodwill Goodwill decreased by $7,079 or 2.6 percent over 2001. The net change in goodwill was due to the following: $42,809 in goodwill resulting from current year acquisitions; an impairment charge of $38,859 made in accordance with SFAS No.142; and a net reduction in goodwill of $11,029 from the impact of foreign currency translation. The impairment charge was related to the goodwill recorded in the company's businesses in Latin America.

Other Assets Other assets decreased by $23,205 or 14.0 percent over 2001, primarily due to a decrease in retained interest in securitized lease receivables, which is a direct result of a decline in the level of securitizations in the current year versus the prior year, and a decrease in long-term finance receivables. Long-term finance receivables decreased due to the securitization of certain finance receivables that occurred during the first quarter of 2002.

Notes Payable Notes payable decreased by $3,444 or 1.5 percent from December 31, 2001. The company had outstanding bank credit lines of $105,081, €106,200 (translation $111,297) and 17,500 Australian dollars (translation $9,881), with an additional $138,821 available under these agreements. In addition to the committed lines of credit, $25,000 of an uncommitted line of credit remained available as of December 31, 2002.

Estimated Income Taxes Estimated income taxes decreased by $21,660 or 66.5 percent primarily due to an increase in the estimated income taxes paid in 2002, which was primarily driven by increased taxable income.

Other Current Liabilities Other current liabilities decreased by $15,564 or 9.4 percent primarily due to the repayment of cash borrowed to fund the owner-operated retail ATMs, which were partially offset by the reclassification of an Industrial Development Revenue Bond (IRB) from other long-term liabilities to other current liabilities. The majority of the owner-operated retail ATMs were sold to Cardtronics on September 30, 2002. A manufacturing plant was disposed of in 2002. As a result, the related IRB will become due on April 1, 2003, which required the reclassification from a long-term liability to a short-term liability.

Other Long-term Liabilities Other long-term liabilities increased by $12,864 or 61.8 percent primarily due to a financing agreement that was entered into during 2002 related to the purchase of the Oracle global information technology platform.

Minority Interests Minority interests of $14,323 represented the minority interest in: Diebold Financial Equipment Company, Ltd (China) owned by the Aviation Industries of China; Diebold OLTP Systems, C.A. (Venezuela), owned by five individual investors; Diebold Colombia, owned by Richardson and Company Ltd; and Diebold Services, S.A. (France), owned by Serse S.A. and Solymatic S.A. In December 2002, Diebold Services, S.A. was dissolved. Certain assets and service contracts reverted to the company and were consolidated within its wholly owned subsidiary in France.

Shareholders' Equity Shareholders' equity was $940,823, an increase of $37,713 or 4.2 percent over December 31, 2001. Shareholders' equity per share was $13.05 at the end of 2002, compared with $12.66 in 2001. Shareholders' equity was negatively impacted by the increase in accumulated other comprehensive loss of $41,967, which was primarily due to foreign currency translation adjustment losses arising principally from the devaluation of the Brazilian real. Additional capital increased $27,605 or 26.7 percent primarily due to the issuance of stock with the acquisition of DESI early in 2002. The common shares of the company are listed on the New York Stock Exchange with a symbol of DBD. There were approximately 72,309 shareholders of record as of December 31, 2002.

The Board of Directors declared a first-quarter 2003 cash dividend of $0.17 per share on all common shares payable Friday, March 7, to shareholders of record at the close of business on Friday, February 14. The cash dividend, which represents $0.68 per share on an annual basis, is an increase of 3.0 percent over the cash dividend paid in 2002, which represents the 50th consecutive year that the company has increased its cash dividend. Comparative quarterly cash dividends paid in 2002, 2001 and 2000 were $0.165, $0.160 and $0.155 per share, respectively.

MANAGEMENT'S ANALYSIS OF CASH FLOWS

During 2002, the company generated $163,501 in cash from operating activities, compared with $151,184 in 2001 and $146,195 in 2000. Net cash provided by operating activities for the year was positively affected by the decrease in other current assets which was partially offset by decreases in certain other assets and liabilities and accounts payable. The decrease in other current assets was primarily due to a decrease in the cash inventory maintained for the 1,200 owner-operated retail ATM cash dispensers that were sold to Cardtronics during 2002. The change in certain other assets and liabilities year over year was attributable to a decrease in estimated income taxes and the payout of the realignment reserve.

Net cash used by investing activities decreased by $128,509 or 94.9 percent and net cash used by financing activities increased by $72,470 or 1,808.1 percent primarily due to a decrease in securitizations during 2002. As the level of securitization activity decreases, the pool of securitized lease receivables decreases, which results in less proceeds and retained interest and a payment requirement on the 364-day facility agreement.

The company returned $47,528 to shareholders in the form of cash dividends paid during 2002.

OTHER BUSINESS INFORMATION

COLI Charge During 2002, the company accepted an offer by the IRS to settle its previously disclosed dispute on a claim concerning the deductibility of interest on corporate-owned life insurance from 1990 to 1998. This resulted in an after-tax charge of $26,494, reducing earnings per share by $0.37. As of December 31, 2002, the company paid approximately $34,000 related to this claim and expects a refund of approximately $6,000. No other years after 1998 are subject to this claim. Of the $26,494, net of tax charge, $14,972 ($10,454 net of tax) was charged to interest expense and $16,040 was charged to taxes on income.

Subsequent Event On January 23, 2003, the company announced the acquisition of Data Information Management Systems, Inc. (DIMS), one of the largest voter registration systems companies in the United States. DIMS was purchased for $5,840 in company stock and will be integrated within DESI as a wholly owned subsidiary.

New Accounting Standards In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses the accounting and financial reporting for legal obligations and costs associated with the retirement of tangible long-lived assets. The provisions of SFAS No. 143 will be effective for the company's financial statements beginning January 1, 2003. The company does not expect the adoption of this standard to have a material impact on its financial position, operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions for this statement are effective for exit and disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* which amended SFAS No. 123, *Accounting for Stock-Based Compensation.* The provisions of SFAS No. 148 have been adopted for the company's financial statements for the year ended December 31, 2002. This statement requires companies electing not to expense stock options to provide the pro forma net income and earnings per share information not only annually, but also on a quarterly basis. While continuing to review the matter, the company has no current plans to begin expensing stock options.

In November 2002, the FASB issued Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees including Indirect Guarantees of Indebtedness of Others,* which addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The company does not anticipate adoption of this Interpretation to have a material impact on the company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No.46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public companies with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that company no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Securitization On March 30, 2001, Diebold Credit Corporation (DCC), a wholly owned consolidated subsidiary, entered into an agreement to sell, on an ongoing basis, a pool of its lease receivables to a wholly owned, unconsolidated, qualified special purpose subsidiary, DCC Funding LLC (DCCF). DCC sold $95,610 of lease receivables on March 30, 2001 to DCCF. Under a 364-day facility agreement, DCCF sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Upon sale of the receivables to the Conduit, DCCF holds a subordinated interest in the receivables and services, administers and collects the receivables. DCCF and the Conduit have no recourse to DCC's other assets for failure of debtors to pay when due. Costs associated with the sale of the receivables were $457 as of December 31, 2001.

DCC has a retained interest in the transferred receivables in the form of a note receivable from DCCF to the extent that they exceed advances to DCCF by the Conduit. DCC initially and subsequently measures the fair value of the retained interest at management's best estimate of the discounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. The initial transaction on March 31, 2001, resulted in DCC receiving proceeds from securitization of $71,400. DCC recorded an after-tax gain of $2,300 on the sale of the receivables. Subsequent sales of lease receivables totaling $10,689 have resulted in additional cash proceeds of $8,500 and gains of $869. The fair value of the retained interest of $8,236 and $28,086 is included in other assets in the Consolidated Balance Sheets as of December 31, 2002 and 2001, respectively.

Derivative Instruments and Hedging Activities In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which for the company was effective January 1, 2001. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 required that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001 was not material to the company's consolidated financial statements.

Since a substantial portion of the company's operations and revenue arise outside of the United States, financial results can be significantly affected by changes in foreign exchange rate movements. The company's financial risk management strategy uses forward contracts to hedge certain foreign currency exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The company's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into any speculative positions with regard to derivative instruments. The company's forward contracts generally mature within six months.

The company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. Results from settling the company's forward contracts were not material to the financial statements as of December 31, 2002 and 2001, respectively.

The company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and variable rates. In 2001, the company entered into the following interest rate swap contracts that remained outstanding at December 31, 2002:

Interest rate swaps that relate to debt held by the company convert $50,000 notional amount from variable rates to fixed rates. The variable rates for these contracts at December 31, 2002, based on three-month LIBOR rates, ranged from 1.40 percent to 1.89 percent versus fixed rates of 4.36 percent and 4.72 percent. The variable rates for these contracts at December 31, 2001, ranged from 2.01 percent to 2.03 percent versus fixed rates of 4.36 percent and 4.72 percent. These contracts mature throughout 2003.

Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material to the financial statements as of December 31, 2002 and 2001.

Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material to the financial statements for the years ended December 31, 2002 and 2001.

The company is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management of the company uses historical information and all available information to make these estimates and assumptions. Actual amounts could differ from these estimates and different amounts could be reported using different assumptions and estimates.

The company's significant accounting policies are described in the Notes to Consolidated Financial Statements. Management believes that of its significant accounting policies, its policies concerning trade receivables and revenue recognition, inventories, goodwill and pensions and postretirement benefits are the most critical. Additional information regarding these policies is included below.

Trade Receivables and Revenue Recognition Revenue is recognized based on the terms of the sales contract. The majority of sales contracts for products are written with selling terms "F.O.B. factory." However, certain sales contracts may have other terms such as "F.O.B. destination" or "upon installation." The company recognizes revenue on these contracts when the appropriate event has occurred. Service revenue is recognized in the period service is performed and subject to the individual terms of the service contract.

The concentration of credit risk in the company's trade receivables with respect to the banking and financial services industries is substantially mitigated by the company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions from a large number of individual customers. The company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventories Domestic inventories are valued at the lower of cost or market applied on a first-in, first-out basis, and foreign inventories are valued using the average cost method. As the company launches new products and rationalizes its product offerings, inventory related to discontinued product is written down to salvage value.

Goodwill Goodwill is the cost in excess of the net assets of acquired businesses. These assets are stated at cost and, effective January 1, 2002, are no longer amortized, but evaluated at least annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets in that goodwill and other intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

The company tests all existing goodwill for impairment on a "reporting unit" basis. The reporting units were determined on a geographical basis that combine two or more component-level reporting units with similar economic characteristics within a single reporting unit.

A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units and the related implied fair values of their respective goodwill were established using discounted cash flows. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows.

Pensions and Postretirement Benefits The company has several pension plans covering substantially all United States employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation during the 10 years before retirement. The company's funding policy for those plans is to contribute annually at an actuarially determined rate. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The company's funding policy for those plans is to make at least the minimum annual contributions required by applicable regulations.

Employees of the company's operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Minimum liabilities are recorded for plans where the total accumulated benefit obligation exceeds the fair value of the plan's assets.

In addition to providing pension benefits, the company provides healthcare and life insurance benefits for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the company, age at retirement and collective bargaining agreements. Currently there are no plan assets and the company funds the benefits as the claims are paid.

The postretirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates. For 2003, medical cost trend rates were projected at 8.5 percent and prescription drug cost trend rates were projected at 14.0 percent, with both cost trend rate assumptions gradually declining to 4.75 percent by 2009 and remaining at that level thereafter.

Annually, the company analyzes its key assumptions related to its pension plans. Key assumptions include the long-term rate of return on plan assets, the discount rate and the compensation levels. Such factors as financial market performance and actual compensation levels are considered when analyzing the key assumptions.

BUSINESS DRIVERS AND RISKS

The business drivers to the company's future performance include several factors which include, but are not limited to:

- timing of a self-service upgrade and/or replacement cycle in mature markets such as the United States;
- high levels of deployment growth for new self-service products in emerging markets such as Asia-Pacific;
- demand for new service offerings including outsourcing or operating a network of ATMs;
- demand beyond expectations for security products and services for the financial, retail and government sectors; and
- implementation and timeline for new electronic voting solutions in the United States.

However, in addition to the business drivers above, as a global operation, the company is exposed to the following risks which include but are not limited to:

- competitive pressures, including pricing pressures and technological developments;
- changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures;
- changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations, including Brazil;
- acceptance of the company's product and technology introductions in the marketplace;
- unanticipated litigation, claims or assessments;
- ability to reduce costs and expenses and improve internal operating efficiencies; and
- variation in consumer demand for self-service technologies, products and services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company is exposed to foreign currency exchange rate risk inherent in our international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent unfavorable movement in the applicable foreign exchange rates would have resulted in a decrease in 2002 year-to-date operating profit of approximately $6,300. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.

The company's risk management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into derivatives for trading purposes.

Consolidated Balance Sheets Years ended December 31

[In thousands, except share and per share amounts]

	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 155,446	$ 73,768
Short-term investments	7,909	51,901
Trade receivables less allowances of $7,950 for 2002 and $7,054 for 2001	403,498	387,201
Inventories	236,614	235,923
Deferred income taxes	34,725	48,539
Prepaid expenses	16,351	12,713
Other current assets	70,345	111,551
Total current assets	924,888	921,596
Securities and other investments	66,151	65,430
Property, plant and equipment, at cost	462,133	413,053
Less accumulated depreciation and amortization	242,500	222,855
	219,633	190,198
Deferred income taxes	2,975	2,141
Goodwill	268,606	275,685
Other assets	142,828	166,033
	$1,625,081	$1,621,083
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 226,259	$ 229,703
Accounts payable	90,713	117,541
Estimated income taxes	10,924	32,584
Deferred income	86,281	81,011
Other current liabilities	150,785	166,349
Total current liabilities	564,962	627,188
Pensions and other benefits	35,452	28,425
Postretirement and other benefits	35,857	32,178
Other long-term liabilities	33,664	20,800
Minority interest	14,323	9,382
Shareholders' equity		
Preferred shares, no par value, authorized 1,000,000 shares, none issued	–	–
Common shares, par value $1.25, Authorized 125,000,000 shares, issued 72,989,492 and 72,195,600 shares, respectively outstanding 72,111,368 and 71,356,670 shares, respectively	91,237	90,245
Additional capital	130,995	103,390
Retained earnings	856,808	805,182
Treasury shares, at cost (878,124 and 838,930 shares, respectively)	(30,191)	(28,724)
Accumulated other comprehensive loss	(102,413)	(60,446)
Other	(5,613)	(6,537)
Total shareholders' equity	940,823	903,110
	$1,625,081	$1,621,083

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income Years ended December 31

[In thousands, except per share amounts]

	2002	2001	2000
Net sales			
Products	$ 993,031	$ 922,346	$ 967,706
Services	947,132	837,951	775,902
	1,940,163	1,760,297	1,743,608
Cost of sales			
Products	664,523	590,740	608,363
Special charges	–	31,404	–
Services	681,002	607,326	564,205
	1,345,525	1,229,470	1,172,568
Gross profit	594,638	530,827	571,040
Selling and administrative expense	289,582	285,404	281,408
Research, development and engineering expense	63,887	64,245	60,677
Realignment charges	–	42,269	–
	353,469	391,918	342,085
Operating profit	241,169	138,909	228,955
Other income (expense)			
Investment income (expense)	7,715	(7,699)	18,242
Interest expense	(26,679)	(12,668)	(17,681)
Miscellaneous, net	2,000	(13,806)	(22,119)
Minority interest	(5,654)	(4,897)	(3,040)
Income before taxes	218,551	99,839	204,357
Taxes on income	86,250	32,946	67,438
Net income before cumulative effect of a change in accounting principle	132,301	66,893	136,919
Cumulative effect of a change in accounting principle, net of tax	33,147	–	–
Net income	$ 99,154	$ 66,893	$ 136,919
Basic weighted-average number of shares	71,984	71,524	71,296
Diluted weighted-average number of shares	72,297	71,783	71,479
Basic earnings per share:			
Income before cumulative effect of a change in accounting principle, net of taxes	$ 1.84	$ 0.94	$ 1.92
Cumulative effect of a change in accounting principle, net of taxes	$ (0.46)	$ –	$ –
Net income	$ 1.38	$ 0.94	$ 1.92
Diluted earnings per share:			
Income before cumulative effect of a change in accounting principle, net of taxes	$ 1.83	$ 0.93	$ 1.92
Cumulative effect of a change in accounting principle, net of taxes	$ (0.46)	–	–
Net income	$ 1.37	$ 0.93	$ 1.92

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

[In thousands, except share amounts]

	Common Shares						Accumulated		
						Compre-hensive	Other Compre-hensive		
	Number	Par Value	Additional Capital	Retained Earnings	Treasury Shares	Income (Loss)	Loss	Other	Total
Balance, January 1, 2000	71,482,997	$89,354	$ 87,169	$691,415	$(13,644)		$ (5,865)	$(4,034)	$844,395
Net income				136,919		$136,919			136,919
Translation adjustment						(7,904)			(7,904)
Pensions						1,507			1,507
Unrealized loss on investment securities						(396)			(396)
Other comprehensive loss						(6,793)	(6,793)		
Comprehensive income						$130,126			
Stock options exercised	273,238	343	5,444						5,787
Unearned compensation	247,635	308	5,583					(3,915)	1,976
Performance shares	15,335	19	334						353
Dividends declared and paid				(44,271)					(44,271)
Treasury shares					(2,300)				(2,300)
Balance, December 31, 2000	72,019,205	$90,024	$ 98,530	$784,063	$(15,944)		$ (12,658)	$(7,949)	$936,066
Net income				66,893		$ 66,893			66,893
Translation adjustment						(47,373)			(47,373)
Pensions						(1,628)			(1,628)
Unrealized gain on investment securities						1,213			1,213
Other comprehensive loss						(47,788)	(47,788)		
Comprehensive income						$ 19,105			
Stock options exercised	176,395	221	4,860						5,081
Unearned compensation								1,412	1,412
Dividends declared and paid				(45,774)					(45,774)
Treasury shares					(12,780)				(12,780)
Balance, December 31, 2001	72,195,600	$90,245	$103,390	$805,182	$(28,724)		$ (60,446)	$(6,537)	$903,110
Net income				99,154		$ 99,154			99,154
Translation adjustment						(39,291)			(39,291)
Pensions						(3,012)			(3,012)
Unrealized gain on investment securities						336			336
Other comprehensive loss						(41,967)	(41,967)		
Comprehensive income						$ 57,187			
Stock options exercised	199,406	249	5,668						5,917
Unearned compensation	29,330	37	1,035					924	1,996
Performance shares	48,813	61	1,725						1,786
Global acquisition	516,343	645	19,177						19,822
Dividends declared and paid				(47,528)					(47,528)
Treasury shares					(1,467)				(1,467)
Balance, December 31, 2002	72,989,492	$91,237	$130,995	$856,808	$(30,191)		$(102,413)	$(5,613)	$940,823

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Years ended December 31

[Dollars in thousands]

	2002	2001	2000
Cash flow from operating activities:			
Net income	$ 99,154	$ 66,893	$ 136,919
Adjustments to reconcile net income to cash provided by operating activities:			
Minority share of income	5,654	4,897	3,040
Depreciation and amortization	61,296	80,514	68,680
Deferred income taxes	12,980	(27,451)	15,305
Loss on sale of assets, net	1,168	5,003	4,098
Loss on disposal of investments	–	20,000	–
Cumulative effect of accounting change	38,859	–	–
Cash provided (used) by changes in certain assets and liabilities:			
Trade receivables	(8,596)	(18,029)	(5,628)
Inventories	4,688	(28,346)	(7,003)
Prepaid expenses	(3,638)	(8,191)	2,051
Other current assets	24,088	(59,612)	(20,984)
Accounts payable	(31,698)	12,623	(20,485)
Certain other assets and liabilities	(40,454)	102,883	(29,798)
Net cash provided by operating activities	163,501	151,184	146,195
Cash flow from investing activities:			
Payments for acquisitions, net of cash acquired	(3,682)	(36,767)	(143,332)
Proceeds from maturities of investments	68,752	96,917	67,617
Proceeds from sales of investments	5,751	13,457	11,446
Payments for purchases of investments	(35,033)	(65,711)	(35,642)
Capital expenditures	(50,338)	(65,484)	(42,694)
Decrease (increase) in certain other assets	7,700	(77,771)	(72,752)
Net cash used by investing activities	(6,850)	(135,359)	(215,357)
Cash flow from financing activities:			
Dividends paid	(47,528)	(45,774)	(44,271)
Notes payable borrowings	599,513	329,080	301,130
Notes payable repayments	(627,127)	(359,266)	(156,321)
Net (payments) proceeds from securitization	(7,421)	79,900	–
Distribution of affiliates' earnings to minority interest holder	(151)	(249)	(590)
Issuance of common shares	7,703	5,081	9,399
Repurchase of common shares	(1,467)	(12,780)	(2,300)
Net cash (used) provided by financing activities	(76,478)	(4,008)	107,047
Effect of exchange rate changes on cash	1,505	(3,233)	–
Increase in cash and cash equivalents	81,678	8,584	37,885
Cash and cash equivalents at the beginning of the year	73,768	65,184	27,299
Cash and cash equivalents at the end of the year	$ 155,446	$ 73,768	$ 65,184
Cash paid for:			
Income taxes	$ 50,083	$ 29,918	$ 57,862
Short-term interest	7,455	11,300	14,199
Long-term interest	356	676	877
Significant noncash items:			
Issuance of common shares for GES acquisition	$ 19,822	–	–
Financing arrangement to purchase fixed assets	24,862	–	–
Realignment noncash items	–	$ 82,769	–

See accompanying Notes to Consolidated Financial Statements.

[Dollars in thousands, except per share amounts]

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation The Consolidated Financial Statements include the accounts of the company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Statements of Cash Flows For the purposes of the Consolidated Statements of Cash Flows, the company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

International operations The financial statements of the company's international operations are measured using local currencies as their functional currencies, with the exception of Venezuela, Mexico and Argentina, which are measured using the U.S. dollar as their functional currency due to their hyperinflationary economies. The company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year-end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders' equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States approximated 37.1 percent of net sales in 2002, 43.3 percent of net sales in 2001 and 43.1 percent in 2000.

Financial instruments The carrying amount of financial instruments including cash and cash equivalents, trade receivables and accounts payable approximated fair value as of December 31, 2002 and 2001 because of the relatively short maturity of these instruments.

Trade receivables and revenue recognition Revenue is recognized based on the terms of the sales contract. The majority of sales contracts for products are written with selling terms "F.O.B. factory." However, certain sales contracts may have other terms such as "F.O.B. destination" or "upon installation." The company recognizes revenue on these contracts when the appropriate event has occurred. Service revenue is recognized in the period service is performed and subject to the individual terms of the service contract.

The concentration of credit risk in the company's trade receivables with respect to the banking and financial services industries is substantially mitigated by the company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions from a large number of individual customers. The company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventories Domestic inventories are valued at the lower of cost or market applied on a first-in, first-out basis and foreign inventories are valued using the average cost method. As the company launches new products and rationalizes its product offerings, inventory related to discontinued product is written down to salvage value.

Depreciation and amortization Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Accelerated methods of depreciation are used for federal income tax purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement.

Research, development and engineering Total research, development and engineering costs charged to expense were $63,887, $64,245 and $60,677 in 2002, 2001 and 2000, respectively.

Advertising costs Advertising costs are expensed as incurred. Total advertising costs charged to expense were $12,227, $12,930 and $13,913 in 2002, 2001 and 2000, respectively.

Other assets Other assets consist primarily of pension assets, computer software, customer demonstration equipment, deferred tooling, investment in service contracts, retained interest in DCCF, finance receivables and certain other assets. Where applicable, these assets are stated at cost and, if applicable, are amortized ratably over a period of three to five years.

Goodwill Goodwill is the cost in excess of the net assets of acquired businesses. These assets are stated at cost and, effective January 1, 2002, are no longer amortized, but evaluated at least annually for impairment, in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets in that goodwill and other intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The year ended 2001 earnings per share of $0.93 included goodwill amortization of $10,287, net of tax. Amortization expense related to goodwill was $15,354 and $15,978 for the years ended December 31, 2001 and 2000.

Under SFAS No. 142, the company was required to test all existing goodwill for impairment as of January 1, 2002, on a "reporting unit" basis. The reporting units were determined on a geographical basis that combine two or more component-level reporting units with similar economic characteristics within a single reporting unit.

A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units and the related implied fair values of their respective goodwill were established using discounted cash flows. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows.

In June 2002, the company completed the transitional goodwill impairment test in accordance with SFAS No. 142, which resulted in a non-cash charge of $38,859 ($33,147 after tax, or $0.46 per share) and is reported in the caption "Cumulative effect of a change in accounting principle." All of the charge related to the company's businesses in Latin America. The primary factor that resulted in the impairment charge was the difficult economic environment in the Latin America market. No impairment charge was appropriate under previous goodwill impairment standards, which were based on undiscounted cash flows.

The company performed the annual impairment test as of December 31, 2002, resulting in no impairment.

Had goodwill amortization not been recorded in the years ended December 31, 2001 and 2000, net income would have increased to $77,180 and $147,624; and net income per share to $1.08 and $2.07 on a diluted basis, respectively.

The changes in carrying amount of goodwill for the years ended December 31, 2001 and 2002, are as follows:

	DNA	DI	Voting & Other	Total
Balance at January 1, 2001	$11,981	$284,120		$296,101
Goodwill of acquired businesses	15,128	8,536		23,664
Amortization	(1,591)	(13,763)		(15,354)
Currency translation adjustment	(15)	(28,711)		(28,726)
Balance at December 31, 2001	25,503	250,182		275,685
Transitional impairment loss	–	(38,859)		(38,859)
Goodwill of acquired businesses	306	1,474	$41,029	42,809
Currency translation adjustment	11	(11,040)		(11,029)
Balance at December 31, 2002	$25,820	$201,757	$41,029	$268,606

Deferred income Deferred income is largely related to service contracts and is recognized for customer service collections in advance of the period in which the service will be performed and is recognized in income on a straight-line basis over the contract period.

Stock-based compensation Compensation cost is measured on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The company provides pro forma net income and pro forma net earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair value based method had been applied in accordance with SFAS No. 123, *Accounting for Stock Based Compensation*.

Taxes on income Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the company.

Comprehensive income The company displays comprehensive income in the Consolidated Statements of Shareholders' Equity and accumulated other comprehensive loss separately from retained earnings and additional capital in the Consolidated Balance Sheets and Statements of Shareholders' Equity. Items considered to be other comprehensive loss include adjustments made for foreign currency translation (under SFAS No. 52), pensions (under SFAS No. 87) and unrealized holding gains and losses on available-for-sale securities (under SFAS No. 115).

Components of accumulated other comprehensive loss consist of the following:

	2002	2001
Translation adjustment	$ (94,104)	$(54,813)
Pensions less accumulated taxes of $(2,829) for 2002 and $(1,207) in 2001	(6,635)	(3,623)
Unrealized losses on investment securities less accumulated taxes of $550 for 2002 and $533 in 2001	(1,674)	(2,010)
	$(102,413)	$(60,446)

Translation adjustments are not booked net of tax. Those adjustments are accounted for under the indefinite reversal criterion of APB Opinion 23, *Accounting for Income Taxes–Special Areas*.

Use of estimates in preparation of Consolidated Financial Statements The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications The company has reclassified the presentation of certain prior-year information to conform to the current presentation.

NOTE 2: SECURITIZATIONS

On March 30, 2001, Diebold Credit Corporation (DCC), a wholly owned consolidated subsidiary, entered into an agreement to sell, on an ongoing basis, a pool of its lease receivables to a wholly owned, unconsolidated, qualified special purpose subsidiary, DCC Funding LLC (DCCF). DCC sold $95,610 of lease receivables on March 30, 2001 to DCCF. Under a 364-day facility agreement, DCCF sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Upon sale of the receivables to the Conduit, DCCF holds a subordinated interest in the receivables and services, administers and collects the receivables. DCCF and the Conduit have no recourse to DCC's other assets for failure of debtors to pay when due. Costs associated with the sale of the receivables were $457 as of December 31, 2001.

DCC has a retained interest in the transferred receivables in the form of a note receivable from DCCF to the extent that they exceed advances to DCCF by the Conduit. DCC initially and subsequently measures the fair value of the retained interest at management's best estimate of the discounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. The initial transaction on March 31, 2001, resulted in DCC receiving proceeds from securitization of $71,400. DCC recorded an after-tax gain of $2,300 on the sale of the receivables. Subsequent sales of lease receivables totaling $10,689 have resulted in additional cash proceeds of $8,500 and gains of $869. The fair value of the retained interest of $8,236 and $28,086 is included in other assets in the Consolidated Balance Sheets as of December 31, 2002 and 2001.

NOTE 3: INVESTMENT SECURITIES

At December 31, 2002 and 2001, the investment portfolio was classified as available-for-sale. The marketable debt and equity securities are stated at fair value. The fair value of securities and other investments is estimated on quoted market prices.

The company's investment securities, excluding insurance contracts are summarized as follows:

	Amortized Cost Basis	Unrealized Gain/(Loss)	Fair Value
As of December 31, 2002			
Short-term investments due within one year:			
Tax-exempt municipal bonds	$ 3,146	$ 43	$ 3,189
Certificates of deposit and other investments	4,720	–	4,720
	$ 7,866	$ 43	$ 7,909
Securities and other investments due after one through five years:			
Equity securities	$22,627	$(1,167)	$21,460
As of December 31, 2001			
Short-term investments due within one year:			
Tax-exempt municipal bonds	$50,832	$ (195)	$50,637
Certificates of deposit and other investments	1,264	–	1,264
	$52,096	$ (195)	$51,901
Securities and other investments due after one through five years:			
Tax-exempt municipal bonds	$ 2,497	$ 645	$ 3,142
Equity securities	23,743	(1,927)	21,816
	$26,240	$(1,282)	$24,958

Realized losses from sale of securities were $(1,033), ($865) and ($3,183) in 2002, 2001 and 2000, respectively. Proceeds from the sale of available-for-sale securities were $5,751, $13,457 and $11,446 in 2002, 2001 and 2000, respectively. Gains and losses are determined using the specific identification method.

NOTE 4: INVENTORIES

Major classes of inventories at December 31 are summarized as follows:

	2002	2001
Finished goods and service parts	$ 59,781	$ 58,551
Work in process	143,754	127,250
Raw materials	33,079	50,122
	$236,614	$235,923

NOTE 5: PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31 is summarized as follows:

	2002	2001	Annual Rates
Land and land improvements	$ 7,328	$ 7,340	5–20%
Buildings	83,910	84,163	2–34%
Machinery, equipment and rotable spares	314,271	289,797	5–40%
Leasehold improvements	7,507	7,484	Lease Term
Construction in progress*	49,117	24,269	–
	$ 462,133	$ 413,053	
Less accumulated depreciation	(242,500)	(222,855)	
	$ 219,633	$ 190,198	

*Included in construction in progress is the Oracle global information technology platform.

NOTE 6: FINANCE RECEIVABLES
The components of finance receivables for the net investment in sales-type leases are as follows:

	2002	2001
Total minimum lease receivable	$27,131	$57,537
Estimated unguaranteed residual values	176	373
	27,307	57,910
Less:		
Unearned interest income	(2,761)	(5,855)
Unearned residuals	(33)	(71)
	(2,794)	(5,926)
	$24,513	$51,984

Future minimum lease receivables due from customers under sales-type leases as of December 31, 2002 are as follows:

2003	$12,972
2004	10,156
2005	2,181
2006	1,395
2007	389
Thereafter	38
	$27,131

NOTE 7: SHORT-TERM FINANCING
The company's short-term financing is as follows:

	2002	2001
Revolving US$ loans	$105,081	$118,000
Revolving euro loans[1]	111,297	105,109
Revolving Australian dollar loans[2]	9,881	6,594
	$226,259	$229,703

1 106,200 euro (€) borrowing translated at the applicable 12/31/2002 spot rate; €118,600 borrowing translated at the applicable 12/31/2001 spot rate.
2 17,500 Australian dollar (AUD) borrowing translated at the applicable 12/31/2002 spot rate; AUD 12,900 borrowing translated at the applicable 12/31/2001 spot rate.

The company has available credit facilities with domestic and foreign banks for various purposes. The amount of available committed loans at December 31, 2002 that remained available was $85,119, €43,811 ($45,919, translated), and 27,500 Brazilian real ($7,783, translated). In addition to the committed lines of credit, $25,000 of an uncommitted line of credit remained available as of December 31, 2002.

The average short-term rate on the bank credit lines was 3.01 percent, 4.90 percent and 6.72 percent at December 31, 2002, 2001 and 2000, respectively. Interest on short-term financing charged to expense for the year ended December 31 was $7,462, $10,653 and $15,383 for 2002, 2001 and 2000, respectively.

The company's short-term financing agreements contain various restrictive covenants, including debt to capitalization and interest coverage ratios. As of December 31, 2002, the company is in compliance with all restrictive covenants.

NOTE 8: REALIGNMENT, SPECIAL AND OTHER CHARGES
During 2001, the company recognized a pretax charge of $109,893 ($73,628 after tax or $1.03 per diluted share) for expenses related to a corporate-wide realignment program as well as other charges. Components of the charge were as follows: a special charge of $31,404 against inventory related to discontinued products that resulted from a rebalancing of the company's global manufacturing strategy; realignment charges of $42,269 resulting from staff reductions, the closing of various facilities, the exiting of certain product lines, including the sale of MedSelect and actions taken to further integrate the company's European operations; $29,861 in losses incurred in the write-off of the InnoVentry investment and related receivables; and $6,360 in other charges, which are included in selling and administrative expense.

The following are explanations of the realignment, special and other charges described above:

During 2001, staff reductions resulted in 856 involuntary employee terminations and a voluntary early retirement program involving 153 participants. Severance and other employee costs charged to expense in 2001 in connection with the program amounted to $13,987 with an additional $7,546 of expense being recognized for the enhanced early retirement benefits. As of December 31, 2002, 912 positions were eliminated with the remaining staff reductions to take place during 2003.

The loss incurred in connection with the closing of facilities amounted to $5,346, while the costs associated with the exit of certain product lines including the sale of MedSelect amounted to $10,354 in 2001. MedSelect, a wholly owned subsidiary, was a supplier of inventory control solutions to the medical industry. The assets of the subsidiary were sold in July 2001 and ancillary product lines were sold in September 2001 to Medecorx, Inc.

During 2001, losses incurred due to the write-off of the InnoVentry investment amounted to $20,000, which is reflected in investment expense. InnoVentry engaged in the development and deployment of self-service check cashing technology. Due to a depletion of its capital resources, InnoVentry ceased operations in the third quarter of 2001. This prompted the company to write off its investment as well as certain receivables amounting to $9,861, which were charged to selling and administrative expense. The remainder of the other charges totaling $6,360 were principally related to costs associated with bad debt write-offs, loss contingencies and other miscellaneous charges and were included in selling and administrative expense.

Approximately $82,769 of the $109,893 realignment, special and other charges incurred in 2001 were noncash items. Realignment expense of $697 and $5,450 remained accrued as of December 31, 2002 and 2001, respectively. The remainder of the accrual will be paid out early in 2003.

The following table shows the realignment charge and accrual and related activity:

	Employee Costs	Asset Write-Down and Facility Closing	Other	Total
Beginning accrual at commencement of plan	$13,052	$12,072	$ 2,000	$ 27,124
2001 Activity	(7,602)	(12,072)	(2,000)	(21,674)
Balance, December 31, 2001	5,450	–	–	5,450
2002 Activity	(4,753)	–	–	(4,753)
Balance, December 31, 2002	$ 697	–	–	$ 697
Noncash Realignment & Special Charges Charged to Expense				
2001 Activity	$ 8,481	$40,067	$34,221	$ 82,769
Total Realignment & Special Charges				
2001 Activity	$21,533	$52,139	$36,221	$109,893

NOTE 9: OTHER LONG-TERM LIABILITIES

Included in other long-term liabilities are bonds payable and a financing agreement. Bonds payable at December 31 consisted of the following:

	2002	2001
Industrial Development Revenue Bond due January 1, 2017	$ 5,800	$ 5,800
Industrial Development Revenue Bond due April 1, 2017	7,500	7,500
Industrial Development Revenue Bond due June 1, 2017	7,500	7,500
	20,800	20,800
Less current bonds payable	7,500	–
Long-term bonds payable	$13,300	$20,800

In 1997, three industrial development revenue bonds were issued on behalf of the company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The bonds can be called at any time. The company is in compliance with the covenants of its loan agreements and believes that the covenants will not restrict its future operations. One of the manufacturing facilities was disposed of in 2002, causing one of the bonds to become due April 1, 2003. As a result, this bond was reclassified to other current liabilities as of December 31, 2002.

The financing agreement was entered into in July 2002 with Fleet Business Credit, LLC in order to finance the purchase of an Oracle global information technology platform. The financing agreement of $24,862 is payable in quarterly installments of $2,128, which includes interest at 5.75 percent, through May 2007.

NOTE 10: SHAREHOLDERS' EQUITY

On the basis of amounts declared and paid, the annualized quarterly dividends per share were $0.66, $0.64 and $0.62 in 2002, 2001 and 2000, respectively.

In the following chart, the company provides net income and basic earnings per share reduced by the pro forma amounts calculating compensation cost for the company's fixed stock option plan under the fair value method. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.2, 4.9 and 6.4 percent; dividend yield of 1.9, 1.7 and 1.6 percent; volatility of 42, 41 and 31 percent; and average expected lives of six years for management and four years for executive management and nonemployee directors.

	2002	2001	2000
Net income			
As reported	$99,154	$66,893	$136,919
Pro forma	$95,956	$64,598	$135,048
Earnings per share			
As reported			
Basic	$ 1.38	$ 0.94	$ 1.92
Diluted	$ 1.37	$ 0.93	$ 1.92
Pro forma			
Basic	$ 1.33	$ 0.90	$ 1.89
Diluted	$ 1.33	$ 0.90	$ 1.89

Fixed stock options Under the 1991 Equity and Performance Incentive Plan (1991 Plan) as amended and restated, common shares are available for grant of options at a price not less than 85 percent of the fair market value of the common shares on the date of grant. The exercise price of options granted since January 1, 1995, was equal to the market price at the grant date, and, accordingly, no compensation cost has been recognized. In general, options are exercisable in cumulative annual installments over five years, beginning one year from the date of grant. In February 2001, the Plan was amended to extend the term of the Plan for ten years beginning April 2, 2001 and increase the numbers of shares available in the Plan by 3,000,000 in addition to other miscellaneous administrative matters. The number of common shares that may be issued or delivered pursuant to the 1991 Plan is 7,103,446, of which 3,667,715 shares were available for issuance at December 31, 2002. The 1991 Plan will expire on April 2, 2011.

Under the 1997 Milestone Stock Option Plan (Milestone Plan), options for 100 common shares were granted to all eligible salaried and hourly employees. The exercise price of the options granted under the Milestone Plan was equal to the market price at the grant date, and, accordingly, no compensation cost has been recognized. In general, all options were exercisable beginning two years from the date of grant. The number of common shares that could be issued or delivered pursuant to the Milestone Plan was 600,000. The Milestone Plan expired on March 2, 2002.

The following is a summary with respect to options outstanding at December 31, 2002, 2001 and 2000, and activity during the years ending on those dates:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at the beginning of year	2,738,270	$32	2,405,105	$31	2,216,171	$31
Options granted	747,600	37	581,900	29	500,294	24
Options exercised	(199,406)	24	(176,625)	17	(234,116)	14
Options expired or forfeited	(477,450)	41	(72,110)	34	(77,244)	35
Outstanding at the end of year	2,809,014	$32	2,738,270	$32	2,405,105	$31
Options exercisable at end of year	1,326,194		1,626,220		1,577,672	
Weighted-average fair value of options granted during the year	$13		$11		$8	

The following table summarizes pertinent information regarding fixed stock options outstanding and options exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$13–19	111,245	1.61	$16.04	111,245	$16.04
23–32	1,177,679	6.58	26.28	534,609	25.26
34–48	1,520,090	7.09	37.90	680,340	39.35
	2,809,014	6.66	$32.16	1,326,194	$31.72

Restricted share grants The 1991 Plan provides for the issuance of restricted shares to certain employees. Restricted shares totaling 29,330 were issued during the current year and 247,042 restricted shares were outstanding as of December 31, 2002. The shares are subject to forfeiture under certain circumstances. Unearned compensation representing the fair market value of the shares at the date of grant will be charged to income over the three to seven-year vesting period. During 2002, 2001 and 2000, $924, $1,412 and $1,554 was charged to expense relating to the Plan.

Performance share grants The 1991 Plan provides for the issuance of common shares based on the achievement of certain management objectives, as determined by the Board of Directors each year. Each performance share that is earned out entitles the holder to the then current value of one common share. All of the management objectives are calculated over a three-year period. No amount is payable unless the management objectives are met. During 2002, 207,900 performance share awards were granted to certain employees. The compensation cost that has been charged against income for the performance-based share grant plan was $1,786, $0 and $368 in 2002, 2001 and 2000, respectively.

In addition, the Board of Directors elected to issue a one-time award totaling 24,800 shares in 2002 that will be paid out after seven years of employment, or earlier, if targeted stock performance levels are achieved, or in the event of death, disability or retirement. Compensation expense charged against income for these awards during 2002 was not material to the financial statements.

Rights Agreement On January 28, 1999 the Board of Directors announced the adoption of a new Rights Agreement that provided for Rights to be issued to shareholders of record on February 11, 1999. The description and terms of the Rights are set forth in the Rights Agreement, dated as of February 11, 1999, between the company and the Bank of New York, as Agent. Under the Rights Agreement, the Rights trade together with the common shares and are not exercisable. In the absence of further Board action, the Rights generally will become exercisable and allow the holder to acquire common shares at a discounted price if a person or group acquires 20 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the Rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The Rights Agreement also includes an exchange option. In general, after the Rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the Rights (other than Rights that have become void) for common shares. Under this Option, the company would issue one common share for each Right, subject to adjustment in certain circumstances. The Rights are redeemable at any time prior to the Rights becoming exercisable and will expire on February 11, 2009, unless redeemed or exchanged earlier by the company.

NOTE 11: EARNINGS PER SHARE

[In thousands, except per share amounts]

The following data show the amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common stock.

	2002	2001	2000
Numerator:			
Income available to common shareholders used in basic and diluted earnings per share	$99,154	$66,893	$136,919
Denominator:			
Weighted-average number of common shares used in basic earnings per share	71,984	71,524	71,296
Effect of dilutive fixed stock options	313	259	183
Weighted-average number of common shares and dilutive potential common shares used in diluted earnings per share	72,297	71,783	71,479
Basic earnings per share	$ 1.38	$ 0.94	$ 1.92
Diluted earnings per share	$ 1.37	$ 0.93	$ 1.92

Fixed stock options of 530, 1,303 and 1,383 on common shares in 2002, 2001 and 2000, respectively were not included in computing diluted earnings per share, because their effects were antidilutive.

NOTE 12: PENSION PLANS AND POSTRETIREMENT BENEFITS

The company has several pension plans covering substantially all United States employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation during the 10 years before retirement. The company's funding policy for those plans is to contribute annually at an actuarially determined rate. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The company's funding policy for those plans is to make at least the minimum annual contributions required by applicable regulations.

Employees of the company's operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Approximately 90 percent of the plan assets at September 30, 2002 and 2001 were invested in listed stocks and investment-grade bonds.

Minimum liabilities have been recorded in 2002 and 2001 for the plans whose total accumulated benefit obligation exceeded the fair value of the plan's assets.

In addition to providing pension benefits, the company provides healthcare and life insurance benefits for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the company, age at retirement and collective bargaining agreements. Presently, the company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the company funds the benefits as the claims are paid.

The effect of a one-percentage-point annual increase in the assumed healthcare cost trend rate would increase the service and interest cost components of the healthcare benefits by $122, while a one-percentage-point decrease in the trend rate would decrease the service and interest components of the healthcare benefits by $109.

The postretirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates. For 2003, medical cost trend rates were projected at 8.5 percent and prescription drug cost trend rates were projected at 14.0 percent, with both cost trend rate assumptions gradually declining to 4.75 percent by 2009 and remaining at that level thereafter. The effect of a one-percentage-point annual increase in these assumed healthcare cost trend rates would increase the healthcare accumulated postretirement benefit obligation by $1,856, while a one-percentage-point decrease in the trend rate would decrease the accumulated postretirement benefit obligation by $1,662.

The following table sets forth the change in benefit obligation, change in plan assets, funded status, Consolidated Balance Sheet presentation and relevant assumptions for the company's defined benefit pension plans and health and life insurance postretirement benefits at December 31:

	Pension Benefits		Health and Life Benefits	
	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at beginning of year	$280,622	$240,372	$ 35,933	$ 26,098
Service cost	9,118	7,868	48	44
Interest cost	19,918	18,303	2,038	1,979
Assumption change	(6,975)	20,656	(2,473)	1,326
Actuarial (gain) loss	8,065	(256)	(3,848)	6,712
Benefits paid	(11,393)	(10,185)	(3,624)	(2,721)
Expenses paid	(595)	(543)	–	–
Other	167	(63)	–	–
Special termination benefits	–	4,470	–	2,495
Benefit obligation at end of year	$298,927	$280,622	$ 28,074	$ 35,933
Change in plan assets				
Fair value of plan assets at beginning of year	$286,308	$358,409	$ –	$ –
Employer contributions	1,319	1,353	3,624	2,721
Benefits paid	(11,393)	(10,185)	(3,624)	(2,721)
Expenses paid	(595)	(543)	–	–
Investment return	(25,902)	(62,726)	–	–
Fair value of plan assets at end of year	$249,737	$286,308	$ –	$ –
Funded status				
Funded status	$ (49,190)	$ 5,686	$(28,074)	$(35,933)
Unrecognized net loss	64,063	3,022	7,242	10,506
Prior service costs not yet recognized	5,909	7,165	(3,288)	–
Unrecognized net transition obligation	(3,648)	(5,143)	–	–
Prepaid (accrued) pension cost	$ 17,134	$ 10,730	$(24,120)	$(25,427)
Amounts recognized in Balance Sheets				
Prepaid benefit cost	$ 40,884	$ 31,353	$ –	$ –
Accrued benefit liability	(36,738)	(29,857)	(24,120)	(25,427)
Intangible asset	3,524	4,404	–	–
Accumulated other comprehensive income	9,464	4,830	–	–
Net amount recognized	$ 17,134	$ 10,730	$(24,120)	$(25,427)

	Pension Benefits			Health and Life Benefits		
	2002	2001	2000	2002	2001	2000
Net periodic pension (benefit) cost						
Service cost	$ 9,118	$ 7,867	$ 7,510	$ 48	$ 44	$ 42
Interest cost	19,918	18,303	17,081	2,038	1,979	1,589
Expected return on assets	(31,923)	(31,117)	(26,986)	–	–	–
Transition (asset) obligation recognition	(1,495)	(1,545)	(1,485)	–	–	–
Prior service cost amortization	1,355	1,162	965	(196)	–	–
Net (gain) loss recognition	(2,188)	(3,992)	(2,804)	428	101	(133)
Net periodic pension (benefit) cost	(5,215)	(9,322)	(5,719)	2,318	2,124	1,498
One-time early retirement expense	–	4,507	–	–	2,495	–
Total, net of one-time early retirement (benefit) expense	$ (5,215)	$ (4,815)	$ (5,719)	$2,318	$4,619	$1,498
Weighted-average assumptions as of September 30						
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Long-term rate of return on plan assets	8.50%	9.50%	10.00%	–	–	–
Rate of increase in compensation level	3.00%	5.00%	5.00%	–	–	–

The annual increases to the salary scale changed from 5.0 percent in 2001 and 2000 to 3.0 percent in 2002, based on the company's estimated projections.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $(53,852), $(51,976) and $15,337, respectively, as of December 31, 2002, and $(51,874), $(48,607) and $19,182, respectively, as of December 31, 2001. The amounts included within other comprehensive loss arising from a change in the additional minimum pension liability, net of tax, were $(3,012) and $(1,628) in 2002 and 2001, respectively. In 2001, as a part of the corporate realignment plan, the company offered a Voluntary Early Retirement Program (VERP) to qualifying employees, which resulted in a one-time additional charge of $4,507 in pension and $2,495 in health and life benefits expense.

The company offers an employee 401(k) Savings Plan (Savings Plan) to encourage eligible employees to save on a regular basis by payroll deductions, and to provide them with an opportunity to become shareholders of the company. Under the Savings Plan for the year ended December 31, 2002, the company matched 60 percent of a participating employee's first 3 percent of contributions and 30 percent of a participating employee's second 3 percent of contributions. Total company match was $6,813, $6,100 and $7,155 in 2002, 2001 and 2000, respectively.

NOTE 13: LEASES

The company's future minimum lease payments due under operating leases for real and personal property in effect at December 31, 2002 are as follows:

Expiring	Total	Real Estate	Vehicles and Equipment
2003	$ 39,395	$16,287	$23,108
2004	33,116	13,121	19,995
2005	25,614	11,522	14,092
2006	16,842	9,620	7,222
2007	8,105	6,954	1,151
Thereafter	8,809	8,648	161
	$131,881	$66,152	$65,729

Rental expense under all lease agreements amounted to approximately $44,474, $40,032 and $36,361 for 2002, 2001 and 2000, respectively.

NOTE 14: INCOME TAXES

Income tax expense attributable to income from continuing operations consists of:

	2002	2001	2000
Federal and international			
Current	$65,441	$55,155	$48,584
Deferred	11,796	(25,465)	13,266
	$77,237	$29,690	$61,850
State and local			
Current	$6,389	$5,027	$3,373
Deferred	2,624	(1,771)	2,215
	9,013	3,256	5,588
Total income tax expense	$86,250	$32,946	$ 67,438

In addition to the 2002 income tax expense of $86,250, certain income tax benefits of $2,511 were allocated directly to shareholders' equity and $5,712 to cumulative effect of a change in accounting principle.

A reconciliation of the difference between the U.S. statutory tax rate and the effective tax rate is as follows:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	1.8	2.1	1.8
Exempt income	(1.7)	(4.3)	(2.6)
Insurance contracts	(1.9)	(1.0)	(0.6)
IRS COLI settlement	7.5	–	–
Other	(1.2)	1.2	(0.6)
Effective tax rate	39.5%	33.0%	33.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities are as follows:

	2002	2001
Deferred Tax Assets:		
Postretirement benefits	$21,272	$18,073
Accrued expenses	12,317	20,260
Inventory	6,834	6,595
Partnership income	–	625
Realignment charges	1,553	8,099
Deferred revenue	865	867
Net operating loss carryforwards	8,451	13,286
State deferred taxes	2,838	5,462
Amortization	6,640	–
Other	15,700	15,087
	76,470	88,354
Valuation allowance	(1,971)	(2,062)
Net deferred tax assets	$74,499	$86,292
Deferred Tax Liabilities:		
Pension	$16,723	$13,375
Amortization	–	1,248
Depreciation	7,467	6,551
Finance receivables	6,774	5,481
Partnership income	369	–
Other	5,466	8,957
Net deferred tax liabilities	36,799	35,612
Net deferred tax asset	$37,700	$50,680

At December 31, 2002, the company's international subsidiaries had deferred tax assets relating to net operating loss carryforwards of $8,451, $2,247 which expires in years 2004 through 2012, and $6,204 which has an indefinite carryforward period. The company recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized. The valuation allowance relates to certain international net operating losses and other international deferred tax assets.

During 2002, the company accepted an offer by the IRS to settle its previously disclosed dispute on a claim concerning the deductibility of interest on corporate-owned life insurance from 1990 to 1998. This resulted in an after-tax charge of $26,494. As of December 31, 2002, the company paid approximately $34,000 related to this claim and expects a refund of approximately $6,000. No other years after 1998 are subject to this claim. Of the $26,494, net of tax charge, $14,972 ($10,454, net of tax) was charged to interest expense and $16,040 was charged to taxes on income.

NOTE 15: COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the company's financial position or results of operations. In management's opinion, the financial statements would not be materially affected by the outcome of any present legal proceedings, commitments, or asserted claims.

NOTE 16: SEGMENT INFORMATION

The company has defined its segments into its three main sales channels: Diebold North America (DNA), Diebold International (DI) and Voting and Other, which combines several of the company's smaller sales channels. These sales channels are evaluated based on revenues from customers and operating profit contribution to the total corporation. A reconciliation between segment information and the Consolidated Financial Statements is also disclosed. All income and expense items below operating profit are not allocated to the segments and are not disclosed. Revenue by geography and revenue by product and service solution are also disclosed.

The DNA segment sells financial and retail systems and also services financial, retail and medical systems in the United States and Canada. The DI segment sells and services financial and retail systems over the remainder of the globe. The segment called Voting and Other includes the operating results of Diebold Election Systems, Inc. (DESI) beginning in 2002, as well as corporate administrative costs. Also included in this segment are the results of the MedSelect business, which was sold in July 2001 as a part of the company's realignment plan. See Note 8 for additional information pertaining to the realignment plan. Each of the sales channels buys the goods it sells from the company's manufacturing plants through intercompany sales that are eliminated on consolidation, and intersegment revenues are not significant. Each year, intercompany pricing is agreed upon, which drives sales channel operating profit contribution. As permitted under SFAS No. 131, certain information not routinely used in the management of these segments, information not allocated back to the segments, or information that is impractical to report, is not shown. Items not allocated are as follows: interest revenue, interest expense, equity in the net income of investees accounted for by the equity method, income tax expense or benefit, extraordinary items, significant noncash items and total assets.

More than 90 percent of the company's customer revenues are derived from the sale and servicing of financial systems and equipment. The company had no customers in 2002, 2001 and 2000 that accounted for more than 10 percent of total net sales.

	DNA	DI	Voting & Other*	TOTAL
2002 Segment Information by Channel				
Customer revenues	$1,124,681	$704,277	$111,205	$1,940,163
Operating profit (loss)	192,519	65,911	(17,261)	241,169
Capital expenditures	24,020	14,539	11,779	50,338
Depreciation	18,347	13,737	10,040	42,124
Long-lived assets	211,006	102,939	148,188	462,133
2001 Segment Information by Channel				
Customer revenues	$1,008,500	$740,669	$ 11,128	$1,760,297
Realignment, special and other charges	–	–	89,893	89,893
Operating profit (loss)	156,377	68,217	(85,685)	138,909
Capital expenditures	22,103	40,987	2,394	65,484
Depreciation	21,139	16,473	7,841	45,453
Long-lived assets	207,344	94,468	111,241	413,053
2000 Segment Information by Channel				
Customer revenues	$1,000,748	$729,878	$ 12,982	$1,743,608
Operating profit (loss)	185,754	67,150	(23,949)	228,955
Capital expenditures	22,063	16,290	4,341	42,694
Depreciation	20,405	7,235	8,261	35,901
Long-lived assets	205,165	53,810	104,518	363,493

*Voting revenue for 2000 of $106,535 was related to the Brazilian operations and was included in the results for DI.

	2002	2001	2000
Revenue by Geography			
The Americas	$1,517,374	$1,337,695	$1,407,210
Asia-Pacific	140,856	110,680	96,666
Europe, Middle East and Africa	281,933	311,922	239,732
Total Revenue	$1,940,163	$1,760,297	$1,743,608
Total Revenue Domestic vs. International			
Domestic	$1,220,932	$ 998,945	$ 992,638
Percentage of total revenue	62.9%	56.7%	56.9%
International	719,231	761,352	750,970
Percentage of total revenue	37.1%	43.3%	43.1%
Total Revenue	$1,940,163	$1,760,297	$1,743,608

Total Revenue by Product/Service Solution

	2002	2001	2000
Financial self-service:			
Products	$ 685,921	$ 757,827	$ 688,876
Services	706,964	647,622	591,944
Total financial self-service	1,392,885	1,405,449	1,280,820
Security:			
Products	202,385	150,694	146,766
Services	233,889	183,295	169,871
Total security	436,274	333,989	316,637
Total financial self-service & security	1,829,159	1,739,438	1,597,457
Voting solutions	111,004	2,131	106,535
Total excluding MedSelect & InnoVentry	1,940,163	1,741,569	1,703,992
MedSelect and InnoVentry	–	18,728	39,616
Total Revenue	$1,940,163	$1,760,297	$1,743,608

NOTE 17: ACQUISITIONS/DIVESTITURES

On September 30, 2002, the company finalized the asset sale of 1,200 cash dispensers that it owned and operated to Cardtronics. The agreement included the sale of hardware and related replacement contracts. The sale resulted in a gain of $1,023, net of tax or approximately $0.01 per share.

On July 15, 2002, the company announced the acquisition of Sersi Italia, a company specializing in multivendor customer service and closed-circuit television monitoring of automated teller machines (ATMs) for banks and post offices throughout Italy. The purchase price was $2,000 and was paid in cash in July 2002. Goodwill and other intangibles acquired in the transaction amounted to $2,092. The results of the acquisition, which were included in the 2002 year-end Consolidated Financial Statements, were not material.

On January 22, 2002, the company announced the acquisition of Global Election Systems, Inc. (GES), now known as Diebold Election Systems, Inc. (DESI), a manufacturer and supplier of electronic voting terminals and solutions. GES was acquired with a combination of cash and stock for a total purchase price of $24,667. A cash payment of $4,845 was made in January 2002 with the remaining purchase price being paid with company stock valued at $19,822. Goodwill and other intangibles acquired in the transaction amounted to $41,029. DESI reported revenue of $111,004 for the year ended December 31, 2002. The acquisition was accretive to earnings per share and operating profit.

On October 25, 2001, the company acquired select properties and operations of Mosler Inc. (Mosler) in the United States and Canada, including the physical and electronic security assets, currency processing equipment, certain service and support activities, and related properties. The acquisition was completed for approximately $33,382 including legal and professional fees. Goodwill acquired in the transaction amounted to $14,351. The results of the acquisition, which were included in the 2001 year-end Consolidated Financial Statements, were not material.

On April 17, 2000, the company announced the completion of its acquisition of the financial self-service assets and related development activities of European-based Groupe Bull and Getronics NV. The businesses acquired include ATMs, cash dispensers, other self-service terminals and related services primarily for the global banking industry. The acquisition was completed for approximately $147,600. Goodwill that was acquired in the transaction amounted to $141,641 and was being amortized over a 20-year life. The reported revenue from the acquisition was $148,785 for the period of April 17, 2000 through December 31, 2000.

All of the acquisitions mentioned above have been accounted for as purchase business combinations, which means the purchase prices have been allocated to assets acquired and liabilities assumed and they are based upon their respective fair values and the excesses have been allocated to goodwill. Effective January 1, 2002, the company no longer amortizes goodwill or other intangibles with indefinite lives due to the adoption of SFAS No. 142, which requires such assets to be analyzed periodically for impairment.

NOTE 18: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which for the company was effective January 1, 2001. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 required that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001 was not material to the company's consolidated financial statements.

Since a substantial portion of the company's operations and revenue arise outside of the United States, financial results can be significantly affected by changes in foreign exchange rate movements. The company's financial risk management strategy uses forward contracts to hedge certain foreign currency exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The company's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The company does not enter into any speculative positions with regard to derivative instruments. The company's forward contracts generally mature within six months.

The company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. Results from settling the company's forward contracts were not material to the financial statements as of December 31, 2002 and 2001, respectively.

The company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and variable rates. In 2001, the company entered into the following interest rate swap contracts that remained outstanding at December 31, 2002:

Interest rate swaps that relate to debt held by the company convert $50,000 notional amount from variable rates to fixed rates. The variable rates for these contracts at December 31, 2002, based on three-month LIBOR rates, ranged from 1.40 percent to 1.89 percent versus fixed rates of 4.36 percent and 4.72 percent. The variable rates for these contracts at December 31, 2001, ranged from 2.01 percent to 2.03 percent versus fixed rates of 4.36 percent and 4.72 percent. These contracts mature throughout 2003.

Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material to the financial statements as of December 31, 2002 and 2001.

Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material to the financial statements for the years ended December 31, 2002 and 2001.

The company is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.

NOTE 19: SUBSEQUENT EVENT

On January 23, 2003, the company announced the acquisition of Data Information Management Systems, Inc. (DIMS), one of the largest voter registration systems companies in the United States. DIMS was purchased for $5,840 in company stock and will be integrated within DESI as a wholly owned subsidiary.

NOTE 20: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

See "Comparison of Selected Quarterly Financial Data (Unaudited)" on page 48 of this annual report.

The Board of Directors and Shareholders
Diebold, Incorporated

We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

KPMG LLP

KPMG LLP
Cleveland, Ohio
January 29, 2003

Comparison of Selected Quarterly Financial Data (Unaudited)

[In thousands, except per share amounts]

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	$401,046	$383,854	$483,489	$423,613	$529,799	$444,627	$525,829	$508,203
Gross profit	121,071	119,219	150,992	135,751	159,553	135,944	163,022	139,913
Net income before cumulative effect of a change in accounting principle	26,501	7,557	39,789	27,790	44,080	14,265	21,931	17,281
Cumulative effect of a change in accounting principle	(33,147)	–	–	–	–	–	–	–
Net income*	(6,646)	7,557	39,789	27,790	44,080	14,265	21,931	17,281
Basic earnings per share:*								
Income before cumulative effect of a change in accounting principle	0.37	0.11	0.55	0.39	0.61	0.20	0.30	0.24
Cumulative effect of a change in accounting principle	(0.46)	–	–	–	–	–	–	–
Net income	(0.09)	0.11	0.55	0.39	0.61	0.20	0.30	0.24
Diluted earnings per share:*								
Income before cumulative effect of a change in accounting principle	0.37	0.11	0.55	0.39	0.61	0.20	0.30	0.24
Cumulative effect of a change in accounting principle	(0.46)	–	–	–	–	–	–	–
Net income	(0.09)	0.11	0.55	0.39	0.61	0.20	0.30	0.24

* The sums of the quarterly figures do not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods. First quarter 2002 results have been restated to reflect the impact of the cumulative effect of change in accounting principle resulting from the adoption of SFAS No. 142.
See Note 20 to Consolidated Financial Statements and 11-Year Summary 2002–1992.

Report of Management

The management of Diebold, Incorporated is responsible for the contents of the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's statement of policy regarding ethical and lawful conduct. The role of KPMG LLP, the independent auditors, is to provide an objective examination of the consolidated financial statements and the underlying transactions in accordance with auditing standards generally accepted in the United States of America. The report of KPMG LLP accompanies the consolidated financial statements.

The Audit Committee of the Board of Directors, composed of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. KPMG LLP and the Managing Director of Internal Audit have full and free independent access to the Audit Committee.



Gregory T. Geswein
Senior Vice President and Chief Financial Officer

Forward-Looking Statement Disclosure

In the Company's written or oral statements, the use of the words "believes," "anticipates," "expects" and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the Company, including statements concerning future operating performance, the Company's share of new and existing markets, and the Company's short- and long-term revenue and earnings growth rates. Although the Company believes that its outlook is based upon reasonable assumptions regarding the economy, its knowledge of its business, and on key performance indicators which impact the Company, there can be no assurance that the Company's goals will be realized. The Company is not obligated to report changes to its outlook. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The risks and uncertainties faced by the Company could cause actual results to differ materially from those anticipated in forward-looking statements. These include, but are not limited to:

- competitive pressures, including pricing pressures and technological developments;
- changes in the Company's relationships with customers, suppliers, distributors and/or partners in its business ventures;
- changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's operations, including Brazil;
- acceptance of the Company's product and technology introductions in the marketplace;
- unanticipated litigation, claims or assessments;
- ability to reduce costs and expenses and improve internal operating efficiencies; and
- variation in consumer demand for biometrics and self-service technologies, products and services.

11-Year Summary 2002–1992 Diebold, Incorporated and Subsidiaries Selected Financial Data

[In thousands, except per share amounts and ratios]

	2002	2001	2000
Operating Results			
Net sales	$1,940,163	$1,760,297	$1,743,608
Cost of sales	1,345,525	1,229,470	1,172,568
Gross profit	594,638	530,827	571,040
Selling and administrative expense	289,582	285,404	281,408
Research, development and engineering expense	63,887	64,245	60,677
In-process research and development	–	–	–
Operating profit	241,169	138,909	228,955
Other income (expense), net	(16,964)	(34,173)	(21,558)
Minority interest	(5,654)	(4,897)	(3,040)
Income before taxes and cumulative effect	218,551	99,839	204,357
Taxes on income	86,250	32,946	67,438
Net income (GAAP)	99,154	66,893	136,919
COLI settlement charge, net of tax	26,494	–	–
Cumulative effect of a change in accounting principle, net of tax (Note A)	33,147	–	–
Realignment and other charges, net of tax (Note B)	–	73,628	–
Net income (non-GAAP)	158,795	140,521	136,919
Diluted earnings per share (GAAP) (Note C)	1.37	0.93	1.92
COLI settlement charge, net of tax	0.37	–	–
Cumulative effect of a change in accounting principle, net of tax (Note A)	0.46	–	–
Realignment and other charges, net of tax (Note B)	–	1.03	–
Diluted earnings per share (non-GAAP) (Note C)	2.20	1.96	1.92
Dividend and Common Share Data			
Basic weighted-average shares outstanding (Note C)	71,984	71,524	71,296
Diluted weighted-average shares outstanding (Note C)	72,297	71,783	71,479
Common dividends paid	$ 47,528	$ 45,774	$ 44,271
Common dividends paid per share (Note C)	0.66	0.64	0.62
Year-End Financial Position			
Current assets	$ 924,888	$ 921,596	$ 804,363
Current liabilities	564,962	627,188	566,792
Net working capital	359,926	294,408	237,571
Property, plant and equipment, net	219,633	190,198	174,946
Total assets	1,625,081	1,621,083	1,585,427
Shareholders' equity	940,823	903,110	936,066
Shareholders' equity per share (Note D)	13.05	12.66	13.08
Ratios			
Pretax profit as a percentage of net sales (%)	11.3	5.7	11.7
Current ratio	1.6 to 1	1.5 to 1	1.4 to 1
Other Data			
Capital expenditures	$ 50,338	$ 65,484	$ 42,694
Depreciation	42,124	45,453	35,901

Note A – 1992 amounts include a one-time charge of $17,932 ($0.27 per share) resulting from the adoption of SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions*. 2002 amounts include a one-time charge of $33,147 ($0.46 per share) resulting from the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*.

Note B – In the second quarter of 1998, the company recorded realignment and special charges of $61,117 ($41,850 after tax or $0.60 per diluted share). The realignment concluded as of December 31, 1999 with $3,261 of the original realignment accrual being brought back through income. In 2001, the company recorded realignment and other charges of $109,893 ($73,628 after tax or $1.03 per diluted share).

Note C – After adjustment for stock splits.

Note D – Based on shares outstanding at year-end adjusted for stock splits.

1999	1998	1997	1996	1995	1994	1993	1992
$1,259,177	$1,185,707	$1,226,936	$1,030,191	$863,409	$760,171	$623,277	$543,852
802,365	779,457	796,836	672,679	568,978	504,489	413,239	358,031
456,812	406,250	430,100	357,512	294,431	255,682	210,038	185,821
221,393	194,535	191,842	166,572	144,490	128,309	106,110	96,100
50,507	54,215	54,397	50,576	43,130	36,599	34,838	35,920
2,050	–	–	–	–	–	–	–
186,123	106,247	183,861	140,364	106,811	90,774	69,090	53,801
16,384	15,403	6,894	10,533	6,612	5,152	5,664	3,519
(1,169)	(1,843)	(5,096)	(4,393)	(200)	(1,948)	(4,239)	(2,484)
201,338	119,807	185,659	146,504	113,223	93,978	70,515	54,836
72,482	43,659	63,143	49,079	37,014	30,467	22,141	13,699
128,856	76,148	122,516	97,425	76,209	63,511	48,374	23,205
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	17,932
(3,261)	61,117	–	–	–	–	–	–
125,595	137,265	122,516	97,425	76,209	63,511	48,374	41,137
1.85	1.10	1.76	1.40	1.10	0.93	0.71	0.34
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	0.27
(0.05)	0.60	–	–	–	–	–	–
1.80	1.70	1.76	1.40	1.10	0.93	0.71	0.61
69,359	68,960	68,939	68,796	68,649	68,243	68,020	67,669
69,562	69,310	69,490	69,350	69,022	68,595	68,307	67,915
$ 41,668	$ 38,631	$ 34,473	$ 31,190	$ 29,290	$ 26,682	$ 24,191	$ 22,463
0.60	0.56	0.50	0.45	0.43	0.39	0.36	0.33
$ 647,936	$ 543,548	$ 549,837	$ 487,523	$376,212	$329,658	$311,500	$290,729
382,407	235,533	242,080	228,220	189,078	159,755	138,571	117,612
265,529	308,015	307,757	259,303	187,134	169,903	172,929	173,117
160,724	147,131	143,901	95,934	84,072	64,713	60,660	60,601
1,298,831	1,004,188	991,050	859,101	749,795	666,174	609,019	558,914
844,395	699,123	668,581	575,570	507,680	459,839	427,391	399,674
11.88	10.15	9.69	8.36	7.39	6.70	6.27	5.90
16.0	10.1	15.1	14.2	13.1	12.4	11.3	10.1
1.7 to 1	2.3 to 1	2.3 to 1	2.1 to 1	2.0 to 1	2.1 to 1	2.3 to 1	2.5 to 1
$ 40,341	$ 30,768	$ 67,722	$ 33,581	$ 35,308	$ 22,641	$ 18,343	$ 11,977
34,709	25,649	18,701	20,984	14,174	13,240	12,231	12,502

Directors

Louis V. Bockius III[2,4,5]
Chairman,
Bocko Incorporated
North Canton, Ohio
[Plastic Injection Molding]
Director since 1978

Christopher M. Connor
Chairman and
Chief Executive Officer,
The Sherwin-Williams Company
Cleveland, Ohio
[Manufacturer of
Paint and Coatings]
Director since 2002

Richard L. Crandall[2,6]
Non-executive
Chairman of the Board,
Giga Information Group, Inc.
Cambridge, Massachusetts
[Global Technology
Advisory Firm]
Director since 1996

Gale S. Fitzgerald[2,6]
Former President and
Chief Executive Officer,
QP Group, Inc.
Parsippany, New Jersey
[Procurement and
Supply Solutions]
Director since 1999

Donald R. Gant[1,3,5]
Senior Director,
The Goldman Sachs Group, Inc.
New York, New York
[Investment Banking]
Director since 1977

L. Lindsey Halstead[2,3,6]
Retired Chairman of the Board,
Ford of Europe
[Automotive Industry]
Director since 1993

Phillip B. Lassiter[1,3,6]
Chairman of the Board and
Chief Executive Officer,
Ambac Financial Group, Inc.
New York, New York
[Financial Guarantee Insurance
Holding Company]
Director since 1995

John N. Lauer[1,4,5]
Chairman of the Board,
Oglebay Norton Co.
Cleveland, Ohio
[Industrial Minerals]
Director since 1992

William F. Massy[1,5,6]
President,
The Jackson Hole
Higher Education Group, Inc.
Jackson Hole, Wyoming
Professor of Education and
Business Administration,
Emeritus,
Stanford University,
Stanford, California
[Education]
Director since 1984

Walden W. O'Dell
Chairman of the Board,
President and
Chief Executive Officer,
Diebold, Incorporated
Canton, Ohio
Director since 1999

Eric J. Roorda
Former Chairman,
Procomp Amazônia
Indústria Eletronica, S.A.
São Paulo, Brazil
[Banking and Electoral
Automation;
subsidiary of Diebold]
Director since 2001

W. R. Timken, Jr.[2,3,4]
Chairman of the Board,
The Timken Company
Canton, Ohio
[Manufacturer of
Tapered Roller Bearings and
Specialty Alloy Steel]
Director since 1986

1 Member of the Compensation and Organization Committee
2 Member of the Audit Committee
3 Member of the Board Membership Committee
4 Member of the Executive Committee
5 Member of the Investment Committee
6 Member of the Strategic Focus Committee

Officers

Walden W. O'Dell
Chairman, President
and Chief Executive Officer

Wesley B. Vance
Chief Operating Officer

Gregory T. Geswein
Senior Vice President
and Chief Financial Officer

Michael J. Hillock
President
International Operations

David Bucci
Senior Vice President,
Customer Solutions Group

Thomas W. Swidarski
Vice President,
Strategic Development and
Global Marketing

James L. M. Chen
Vice President and
Managing Director,
Asia-Pacific

Warren W. Dettinger
Vice President,
General Counsel and
Assistant Secretary

Donald E. Eagon, Jr.
Vice President,
Global Communication
and Investor Relations

Charee Francis-Vogelsang
Vice President and Secretary

Larry D. Ingram
Vice President,
Global Procurement

Kevin J. Krakora
Vice President and
Controller

Dennis M. Moriarty
Vice President,
Customer Business Solutions

Anthony J. Rusciano
Vice President,
National Accounts

Charles B. Scheurer
Vice President,
Corporate Human Resources

Ernesto R. Unanue
Vice President and
Managing Director,
Latin America

Robert J. Warren
Vice President and Treasurer

Shareholder Information

CORPORATE OFFICES
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio, USA 44720-8077
+1 330 490-4000
www.diebold.com

STOCK EXCHANGE
The Company's Common Shares are listed under the symbol DBD on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR
The Bank of New York
[800] 432-0140 or +1 212 495-1784
E-mail: Shareowner-svcs@bankofny.com

General Correspondence:
Shareholder Services Department
P.O. Box 11258
Church Street Station
New York, New York, USA 10286-1258

Dividend Reinvestment/Optional Cash:
Dividend Reinvestment Department
P.O. Box 1958
Newark, New Jersey, USA 07101-9774

ANNUAL MEETING
The next meeting of shareholders will take place at 10:00 a.m. ET on April 24, 2003 at the Kent State University [Stark] Professional Education and Conference Center, 6000 Frank Avenue N.W., Canton, Ohio, 44720. A proxy statement and form of proxy will be mailed to each shareholder on or about March 10. The Company's independent auditors will be in attendance to respond to appropriate questions.

PUBLICATIONS
Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available, free of charge, on or through the Web site, www.diebold.com, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Additionally, these reports can be furnished free of charge to shareholders upon written request to Diebold Global Communication at the Corporate address, or call +1 330 490-3790 or [800] 766-5859.

INFORMATION SOURCES
Communications concerning share transfer, lost certificates or dividends should be directed to the Transfer Agent.

Investors, financial analysts and media may contact the following at the Corporate address:
Donald E. Eagon, Jr.
Vice President, Global Communication and Investor Relations
+1 330 490-3770
E-mail: eagond@diebold.com

John D. Kristoff
Director, Global Communication and Investor Relations
+1 330 490-5900
E-mail: kristoj@diebold.com

Michelle L. Griggy
Manager, Investor Relations
[800] 766-5859 or +1 330 490-3773
E-mail: griggym@diebold.com

DIRECT PURCHASE, SALE AND DIVIDEND REINVESTMENT PLAN
BuyDIRECT,[SM] a direct stock purchase and sale plan administered by The Bank of New York, offers current and prospective shareholders a convenient alternative for buying and selling Diebold shares. Once enrolled in the plan, shareholders may elect to make optional cash investments.

For first-time share purchase by non-registered holders, the minimum initial investment amount is $500. The minimum amount for subsequent investments is $50. The maximum investment is $10,000 per month.

Shareholders may also choose to reinvest the dividends paid on shares of Diebold Common Stock through the plan.

Some fees may apply. For more information, contact The Bank of New York [see addresses in opposite column] or visit Diebold's Web site at www.diebold.com.

PRICE RANGES OF COMMON SHARES

	2002		2001		2000	
	High	Low	High	Low	High	Low
First Quarter	$43.55	$35.49	$36.37	$25.75	$28.50	$21.50
Second Quarter	41.90	35.20	33.20	25.91	32.87	25.37
Third Quarter	37.99	30.30	40.50	29.00	31.94	24.00
Fourth Quarter	41.85	30.98	41.50	34.52	34.75	22.94
Full Year	43.55	30.30	41.50	25.75	34.75	21.50

DIEBOLD®

Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio, USA 44720-8077

www.diebold.com